Exhibit 99.2

RISK FACTORS

 Unless otherwise indicated and unless the context otherwise requires, “we,” “us,” “our,” “Cazoo” or the “Company” refer to Cazoo Group Ltd, a Cayman Islands exempted company, and its subsidiaries. An investment in our securities involves a high degree of risk.

On March 6, 2024, we announced our plan to transition to a marketplace business model. The transition period will occur over the next couple of months. The risk factors related to our business have been divided into two sections. First, we identify the risks that primarily apply to our business as we transition to a new business model and thereafter. Second, we identify the risks that primarily apply to our legacy business, which will continue to apply during the transition period but will, over time, decrease as we unwind our inventory and reduce our properties used in our current business. You should carefully consider the risks described below and the “Cautionary Note Regarding Forward-Looking Statements” in Exhibit 99.3 included in our Form 6-K filed with the SEC on March 6, 2024, as well as the other information included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes thereto included in our Annual Report and our Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2023 (the “Q2 Form 6-K”), before investing in our securities. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. Any of the risks described below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In these circumstances, the trading price of our securities may not recover and may experience a further decline.

Risks Related to our Business and Industry

We have limited liquidity and will need to raise additional capital before the beginning of the second half of 2024 in order to satisfy our liquidity needs going forward, execute our business plan and continue as a business, and there is no assurance that we will be able to raise the necessary capital on terms acceptable to us or at all

We had cash and cash equivalents of £113 million (plus £25 million of self-financed inventory) on December 31, 2023 and utilize between approximately £25 million and £30 million of cash per quarter in the operations of our business. We expect that our cash utilization will decline in the second half of 2024 after the completion of the transition to the marketplace business model. In addition, the indenture that governs our senior secured notes (the “New Notes Indenture”) contains a liquidity covenant pursuant to which the Company is required to maintain cash and cash equivalents of £50 million, tested quarterly; the New Notes Indenture requires us to keep at least £50 million in a blocked account as security solely for the benefit of our noteholders. Accordingly, given our use of cash and the need to retain a certain amount of cash as security for the noteholders, we will need to raise additional capital before the beginning of the second half of 2024 in order to satisfy our liquidity needs going forward, execute our business plan and continue as a business and there is no assurance that we will be able to do so on terms acceptable to us or at all.

The presence of the following risks and uncertainties associated with our liquidity and financial condition may adversely affect our ability to raise capital:

●	As set forth in Note 2.1 of our condensed consolidated interim financial statements, which were filed with the SEC on a Form 6-K on August 15, 2023, we determined that, in a downside scenario, certain inherent uncertainties in forecasting operating performance, including gross profit margin, raise substantial doubt about our ability to continue as a going concern, due to the risk that we may not have had sufficient cash and liquid assets at June 30, 2023 to cover our operating and capital requirements for the period through to August 31, 2024 (see “— Our condensed consolidated interim financial statements include a note regarding substantial doubt about our ability to continue as a going concern”). In addition, the New Notes Indenture contains a liquidity covenant pursuant to which the Company is required to maintain cash and cash equivalents of £50 million, which also impacts the going concern analysis.

●	Since our inception, we have incurred significant losses and used net cash flows from operations, in addition to outside capital, to execute our business strategy and to develop and grow our operations. As of December 31, 2023, we had (i) an accumulated loss of approximately £1,432 million and (ii) cash and cash equivalents of £113 million (plus £25 million of self-financed inventory). However, despite our cash on hand, we still anticipate requiring additional outside capital to satisfy our liquidity needs during the course of 2024. For more information on the risks associated with our liquidity and transition to a marketplace business model, see “—We have a history of losses and we may not achieve or maintain profitability in the future” and “— Our current strategy is to transition to a marketplace business model. We may have difficulties implementing our strategy, which could have a material adverse effect on our business and results of operations.”

●	The New Notes Indenture contains significant limitations on our ability to incur additional indebtedness, whether secured or unsecured.

●	We expect to continue to be impacted by the challenging UK and global macroeconomic environment, which could adversely impact our ability to execute on our business plan.

Due to the risks and uncertainties described above, we continue to carefully evaluate our liquidity position. In response to the risks and uncertainties described above, as well as additional risks that may materialize going forward, we are pursuing strategic transactions. We can provide no assurance that we will be able to secure outside capital in the future or that we will be able to do so on terms that are acceptable to us, or that market conditions will be favorable for capital raising transactions. If we cannot raise sufficient capital to fund our operations or achieve a strategic transaction, we may be required to sell assets, close certain operations, exit certain businesses or otherwise change how we operate our business, including filing for administration or bankruptcy.

 In addition to the need to raise additional outside capital to fund our existing operations through 2024 and beyond, we will require additional capital in the medium- and long-term to pursue our business objectives and to capitalize on business opportunities. However, such outside capital may not be available when needed, on terms that are acceptable to us, or at all. The New Notes Indenture contains negative covenants that limit the Company’s operations and its ability to incur indebtedness, including capital leases of our subsidiaries and secured or unsecured indebtedness, and includes a financial covenant requiring the Company to maintain a minimum amount of liquidity. Any amendment or waiver of these covenants will require the consent of the holders of more than 50% (in some cases, 90%) of the principal amount of our senior secured notes (the “New Notes”) then outstanding.

 Further, any debt financing that we secure in the future could contain additional restrictive covenants that may make it more difficult for us to obtain additional outside capital and to pursue business opportunities. Volatility in the credit markets as well as the inherent risks associated with our business model may also have an adverse effect on our ability to obtain debt or equity financing. If we raise additional funds through further issuances of equity or convertible debt securities, our shareholders could suffer further significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when required, our ability to continue as a going concern, to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and this could have a material adverse effect on our business, financial condition, results of operations and prospects, including requiring the Company to file for administration or bankruptcy.

We may not be successful in implementing our marketplace business model, which would have a material adverse effect on our business and results of operations

On March 6, 2024, we announced our plan to transition to a marketplace business model, which we believe will leverage our key advantages, which include our brand, which we believe is recognizable and trusted nationwide, and our technology platform, which provides, in our view, a market-leading great customer experience, and will build on the demand from customers and UK dealers to transact online. To achieve this transition, we will unwind our inventory through retail and wholesale channels and make changes to our operations in line with a marketplace model, such as exiting fulfilment operations and reducing headcount to focus on our ecommerce technology platform, proprietary data, brand, and our digital marketing and commercial functions. Accordingly, our ability to pursue our objectives will depend on our successful execution of this strategy. We have no experience in operating a marketplace model and accordingly may not be successful.

A number of factors will affect a successful transition to this model, including, among others, our ability to realize satisfactory prices from the sale of our inventory, and our ability to exit fulfilment operations and downsize our infrastructure in a timely and cost-effective manner (including disposing of our vehicle preparation centers and customer centers). A number of factors will also affect our ability to be successful with a marketplace model, such as our ability to attract a substantial number of UK dealers to our platform, our ability to continue to attract consumers to our platform, our ability to keep fixed costs at an optimum level, our ability to obtain funding and macroeconomic trends. We may not be able to fulfill our strategy in the near term or at all. We will have to react and adapt to the changing business environment, including the emergence of competitors with digital platforms that are similar to our platform. We may be unable to attract UK dealers to our platform while maintaining the quality and efficiency of our customers’ car-buying experience. The transition to the marketplace business model has required, and may continue to require, a significant amount of management’s and other employees’ time and focus, which may divert attention from effectively operating our business.

 If we fail to realize our strategic objectives in full or in part and in a timely manner, or if the underlying assumptions on which such objectives are based prove to be incorrect, our ability to successfully implement a marketplace business model as well as our ability to respond to competitive pressures could suffer, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our expectations with respect to the marketplace business model, and our transition thereto, are based on our current estimates, assumptions and forecasts, which are subject to known and unknown risks and uncertainties, including assumptions regarding proceeds to be received upon the unwinding of our inventory, costs incurred in connection with the transition to the marketplace model, the costs related to the restructuring of our infrastructure, cost savings to be achieved in the future, cash burn rate, dealer interest, and consumer demand. Accordingly, we may not be able to fully realize the benefit anticipated from the transition to a marketplace model.

In addition, our initiatives could result in personnel attrition beyond our planned reduction in headcount, which could in turn adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods, or our ability to attract highly skilled employees.

Unfavorable publicity about us or our transition to the marketplace model could result in reputational harm and could diminish confidence in our brand and business model.

We and our shareholders may fail to realize the anticipated benefits of the Transactions and the transition to a marketplace business model

As a result of the consummation of the transactions that closed on December 6, 2023 (the “Transactions”), we had hoped to benefit from, among other things, an improved capital structure, reduced but still significant refinancing risk, and an increased ability to raise capital and engage in strategic transactions. As a result of the transition to a marketplace business model, we hope to benefit from reduced cash consumption by exiting certain assets and divisions that are non-core to our new strategy. However, if we are not able to successfully achieve these objectives, then the anticipated benefits of the Transactions and business model transition may not be realized fully or at all or may take longer to realize than expected.

We may not be successful in consummating a strategic transaction in the near future and we may be required to file for administration or bankruptcy

As part of our strategy, the Board continues to evaluate potential strategies and strategic transactions. Such transactions could include asset sales, mergers, sales of the business or parts thereof, or joint ventures. However, there is no assurance that we will be able to consummate any strategic transactions on a timely basis or at all or that any such strategic transaction will be significant enough to allow the business to continue as a going concern. The failure to consummate one or more of such transactions would have a material adverse effect on our financial condition and business. Depending on many factors, including whether or not we consummate one or more such transactions, we may be required to file for administration or bankruptcy. In addition, whether or not Cazoo pursues any of these alternatives, Cazoo cannot guarantee the recovery, if any, which any of its equity holders, warrants holders or creditors will obtain.

Our board of directors consists of seven members, six of whom have been chosen by two of the holders of our New Notes and one of whom was chosen by the prior board. Those holders of New Notes also have certain board nomination rights that survive until their respective shareholding declines. The Board may have interests that are different than yours and may take actions with which you may disagree

The holders of our New Notes designated six of the seven directors who serve on our board of directors (the “Board”). The Board has the ability to control all major decisions to be made by the Company, including the appointment of the Company’s management, approval of any significant transaction and determination of most matters related to the Company’s management and business affairs (including, for example, our transition to a marketplace business model). In addition, pursuant to the New Investor Rights Agreement, dated December 6, 2023, by and among the Company and the holders thereto, two of the holders of our New Notes, affiliates of Viking Global Investors LP (collectively, “Viking”) and affiliates of Farallon Capital Management, L.L.C. (collectively, “Farallon”) have certain board nomination rights. Viking has the right to nominate up to four directors on the Board, with such right declining as Viking’s equity ownership decreases. As long as Viking has the right to board representation, Viking will be entitled to proportionate representation on each board committee, subject to a minimum of one member on each committee. Farallon has the right to nominate up to two directors on the Board, with such right declining as Farallon’s equity ownership decreases. In the event of the resignation, death or removal of a director, the shareholders entitled to designate such director shall be entitled to nominate a new director to fill such vacancy.

The Board may take actions with which our non-noteholder shareholders disagree or which are in conflict with the interests of our non-noteholder shareholders. In particular, because six members of the Board were selected by the holders of New Notes, they might take actions which favor the interests of the holders of the New Notes, who together own 92% of the Class A ordinary shares, rather than the interests of the non-noteholder shareholders, subject to the directors’ compliance with their fiduciary duties. For example, under the terms of the Transaction Support Agreement, dated September 20, 2023, as amended (the “Transaction Support Agreement”), we are only required to undertake commercially reasonable efforts to maintain the NYSE listing (or a listing on Nasdaq or other reputable international stock exchange) for our Class A ordinary shares through March 20, 2024, and under the New Registration Rights Agreement, dated December 6, 2023 by and among the Company and the holders thereto (the “New Registration Rights Agreement”), we are only required to remain an SEC reporting company through March 14, 2024 (unless there is a mandatory delisting). After this period, the Board will no longer need to consider these covenants when assessing whether to maintain the listing or registration and could seek to delist the Class A ordinary shares and deregister as an SEC reporting company. As previously disclosed, pursuant to the New Registration Rights Agreement, on March 1, 2024, the Company has notified the parties to the New Registration Rights Agreement that it may elect to voluntarily delist its Class A ordinary shares and may seek to deregister its Class A ordinary shares and warrants under the Exchange Act. In addition, the Board could, in its discretion, cause the business to liquidate completely or file for administration or bankruptcy, which might benefit the holders of Notes who would be secured by a substantial portion of the Company’s assets.

Any changes to the Company’s business plan or otherwise to the business made by the Board may not be in the best interests of the non-noteholder shareholders who only own 8% of the Class A ordinary shares and might be in the interests of the holders of the New Notes who own 92% of the Class A ordinary shares.

The holders of our New Notes own 92%, in the aggregate, of the Company’s outstanding Class A ordinary shares and two of our holders have in the aggregate in excess of 58% of our outstanding Class A ordinary shares and thus will have significant influence over all shareholder votes, including votes with respect to the appointment of directors, mergers, liquidations or the sale of all of our assets, or any amendments to our Articles

The holders of our New Notes hold 92% of the Company’s outstanding Class A ordinary shares. As a result, they have the ability to significantly influence all matters submitted to the shareholders including the appointment of directors, mergers, liquidations or the sale of all of our assets, or any change to our Amended and Restated Articles of Association (the “Articles”). These shareholders may vote their shares in their own interests, without regard to the interests of other shareholders. This concentration of share ownership may also have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combinations, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other shareholders.

In addition, two of the holders of our New Notes own approximately 58% of our outstanding Class A ordinary shares. As a result, each of the two holders have significant influence over certain matters requiring shareholder approval, including the election of our directors and removing a director under our Articles. This concentration of share ownership may have the effect of delaying or preventing a change in control and may not be in the best interests of our other shareholders.

Our limited operating history makes it difficult to evaluate our current business and future prospects

We first began operations in December 2019 and therefore do not have a long history as a commercial company. Our business has evolved rapidly as we have developed our product offering and brand and we have revised our strategy. Given our limited operating history, it is difficult to predict whether we will be able to maintain or grow our business. We also expect that our business will evolve in ways that may be difficult to predict. Following our launch in December 2019 we began expanding our storage and vehicle preparation centers, the products and services we provide and our digital platform and distribution infrastructure. On June 7, 2022, we announced our business realignment plan, which was designed to de-risk our path to profitability and to maximize our liquidity by right-sizing the business and conserving cash in the short-term, and by focusing on delivering improved and sustainable profit margins (the “Business Realignment Plan”).

On September 8, 2022, following the review of a range of strategic options, we concluded that we would focus exclusively on our core opportunity in the UK, and we completed the winddown of our operations in Europe in May of 2023. On January 18, 2023 we announced our revised 2023 plan, which was aimed at improving the unit economics of the business, reducing our fixed costs and further conserving cash, and which resulted in the closure of certain of our vehicle preparation centers, Customer Centers and offices and significant headcount reductions.

On March 6, 2024, we announced our plan to transition to a marketplace business model, which will result in the unwinding of our inventory through retail and wholesale channels and a restructuring of our organization to align with the requirements of a marketplace model.

Our Board, which consists of six directors chosen by holders of the New Notes and one director chosen by our prior board, may make further changes to our business strategy and direction going forward, including changes to the Company’s management, approval of any significant transaction and determination of most matters relating to the Company’s management and business affairs. The Board may take actions with which our non-noteholder shareholders disagree or which are in conflict with the interests of our non-noteholder shareholders. See “— Our board of directors consists of seven members, six of whom have been chosen by two of our holders of New Notes and one of whom was chosen by the prior board. Those holders of New Notes also have certain board nomination rights that survive until their respective shareholding declines. The Board may have interests that are different than yours and may take actions with which you may disagree.”

The rapid evolution of our business and strategy has exposed and continues to expose us to various costs and risks, including additional administration and operating expenses and risks, potential disruption of our internal operations, additional demands on management time, the introduction of errors or vulnerabilities and other risks and costs of delays. We may not succeed in successfully implementing our strategy or in appropriately mitigating all of these risks. As a result, our operating results are not predictable and we may never achieve profitability or cash-flow break-even.

We have a history of losses and we may not achieve or maintain profitability in the future

We have not been profitable since we began operations in December 2019 and had an accumulated loss of approximately £1,432 million as of December 31, 2023. Although we intend to reduce operating expenses and take other initiatives through implementation of our marketplace business strategy, we expect to continue to incur losses. These expense reductions, initiatives and further investments may not achieve the anticipated results and as such we cannot guarantee we will become cash-flow breakeven or achieve profit at all in the business generally.

We may continue to incur losses in the future for a number of reasons, some of which are outside of our control, including our inability to reduce costs as contemplated by our new business model, slower than anticipated adoption of online channels for car buying, slower than anticipated demand for car purchases, increased competition, weakness in the automotive retail industry generally, and a decline in global financial conditions that negatively impacts economic activity and employment. We may also encounter unforeseen expenses, difficulties, complications and delays in generating revenues or profitability. If our rate of generating revenues slows beyond what is expected in our business plan, we may not be able to reduce costs further in a timely manner.

Accordingly, we may not achieve or maintain profitability and may continue to incur significant losses in the future, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, we plan to continue to closely monitor our cash flows and, if necessary, we may implement further incremental cost savings than currently anticipated in connection with the transition to a marketplace business model to preserve our liquidity. We can provide no assurance we will successfully generate such liquidity, or if necessary, secure additional outside capital or achieve incremental cost savings. See “— We have limited liquidity and will need to raise additional capital before the beginning of the second half of 2024 in order to satisfy our liquidity needs going forward, continue as a business and execute our business plan, as well as to pursue our business objectives and to capitalize on business opportunities, and there is no assurance that we will be able to raise the necessary capital on terms acceptable to us or at all.”

Our condensed consolidated interim financial statements include a note regarding substantial doubt about our ability to continue as a going concern

As set forth in Note 2.1 of the condensed consolidated interim financial statements included in the Q2 Form 6-K, we have determined that, in a downside scenario, certain inherent uncertainties in forecasting operating performance, including gross profit margin, raise substantial doubt about our ability to continue as a going concern, due to the risk that we may not have had sufficient cash and liquid assets at June 30, 2023 to cover our operating and capital requirements for the period through to August 31, 2024; and if sufficient cash cannot be obtained, we would have to substantially alter, or possibly even discontinue, operations.

As of June 30, 2023 we had cash and cash equivalents of £194.6 million. We had cash and cash equivalents of £113 million (plus £25 million of self-financed inventory) on December 31, 2023 and currently utilize between approximately £25 million and £30 million of cash each quarter in the operations of our business. We expect that our cash utilization will decline in the second half of 2024 after the completion of the transition to the marketplace business model. However, we will need to raise additional outside capital before the beginning of the second half of 2024 in order to satisfy our liquidity needs, execute on our business plan and continue as a business, and there is no guarantee that we will be able to raise the necessary capital on terms acceptable to us or at all.

Given the stage of evolution of our Company, there are certain inherent uncertainties in forecasting operating performance, including gross profit margin as well as cash flows. Our ability to satisfy our current liabilities and maintain daily liquidity is dependent on successful execution of our business strategy.

We cannot assure you that we will succeed in implementing our business strategy or that, if implemented, the transition to a marketplace model will be successful in improving our financial outlook. The identification of a substantial doubt about our ability to continue as a going concern could adversely affect our ability to obtain additional financing on favorable terms, if at all, and may cause investors to have reservations about our long-term prospects and may adversely affect our relationships with suppliers. If we cannot successfully continue as a going concern, our investors may lose a large proportion of or even their entire investment.

We have historically relied, and may rely in the future, on various forms of debt financing to operate our business, including mortgage debt, capital leases and syndicated loans, and there is no guarantee that such financing will be available in the future on acceptable terms, or at all. In addition, our leverage from any such facilities could adversely impact our business, financial condition and results of operations

As of December 31, 2023, we had two stocking loan facilities with total committed car financing of approximately £105 million. As part of our transition to a marketplace business model, we plan to repay amounts due under our stocking loan facilities with the proceeds of the sale of vehicles as we downsize our inventory, and, following such repayment, terminate such facilities. However, we cannot guarantee that our inventory will be sold in a timely manner or at prices acceptable to us or that we will be able to repay our stocking loan facilities in the manner contemplated.

We may in the future seek to incur new debt to, among other things, finance our continuing operations. However, we may be unable to incur new debt on terms that are acceptable to us, or at all. If the agreements we are currently party to are terminated or expire and are not renewed, or if we are unable to find satisfactory replacements, whether because of our financial and operating performance or for other reasons, this could have a material adverse effect on our business, financial condition, results of operations and prospects. New funding arrangements may include higher interest rates or other less favorable terms. No assurance can be given that financing will be available in the future on terms acceptable to us, or at all. These financing risks, in addition to rising interest rates and changes in market conditions, if realized, could have a material adverse effect on our business, financial condition, results of operations and prospects.

There is no assurance that we will be able to incur additional indebtedness or refinance or replace existing debt. If we increase our indebtedness, that will pose additional risks to our business. A high degree of leverage could have important consequences to us. For example, it could:

●	increase our vulnerability to adverse economic and industry conditions;

●	require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

●	limit our ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or acquisitions;

●	place us at a disadvantage compared to our competitors that are less leveraged;

●	limit our flexibility in planning for, or reacting to, changes in our business and in our industry; and

●	make us vulnerable to increases in interest rates.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could have a material adverse effect on our business and results of operations

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any such events or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, in March 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (the “FDIC”) as receiver, Signature Bank and Silvergate Capital Corp. were each swept into receivership and Credit Suisse and UBS entered into a merger agreement following the intervention of the Swiss Federal Department of Finance, the Swiss National Bank and the Swiss Financial Market Supervisory Authority. In addition, First Republic Bank was seized by the FDIC in April 2023 and sold to J.P. Morgan Chase on May 1, 2023. There can be no assurance that there will not be additional bank failures or issues in the broader financial system, which may have an impact on the broader capital markets and, in turn, our ability to access those markets. In addition, if any parties with whom we conduct business are unable to access funds pursuant to lending arrangements with a closed financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected.

We may be unable to generate sufficient cash to fulfill our obligations under our indebtedness, and we may be unable to incur additional indebtedness to fund future needs

As of December 31, 2023, our indebtedness was £188.1 million, which included £67.8 million related to stocking loans, secured asset financing of £2.8 million, £1.8 million of New Warrants (as defined below) and £115.7 million of New Notes ($200 million face value). In connection with the transition to a marketplace business model, we intend to repay our stocking loan facilities with the proceeds of the sale of vehicles as we winddown our inventory, and then terminate those facilities. We anticipate that the interest expense resulting from indebtedness for the year ended December 31, 2024 to be £23 million.

Our ability to make payments on and refinance our current or future debt will depend on our ability to generate cash in the future from operations, financings (including raising capital) or asset sales, and is subject to general economic, financial, competitive, legislative, regulatory and other factors that we cannot control. If our cash flows and capital resources are insufficient to fund our debt service obligations we may be forced to sell assets, seek additional capital or take other disadvantageous actions, including reducing financing in the future for working capital, capital expenditures and other general corporate purposes or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. The lenders or other investors who hold debt that we fail to service or on which we otherwise default could also accelerate amounts due, which could in such an instance potentially trigger a default or acceleration of other debt we may incur. Any refinancing or replacement of our existing debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of the New Notes will, and future debt instruments may, restrict us from adopting some of these alternatives.

Our business is subject to risks related to the larger automotive ecosystem, including consumer demand, the shift to electric vehicles, global supply chain challenges and other macroeconomic issues

Our business may be negatively affected by challenges to the larger automotive ecosystem, including urbanization, global supply chain challenges, consumer spending habits and other macroeconomic issues. The shift to electric vehicles as a result of government mandates and consumer preferences has been and may continue to be subject to unexpected changes as the market develops. For example, in the first half of 2023, an oversupply of electric vehicles in the market and significant decrease in prices by one of the main producers of electric vehicles led to lower-than-expected prices for electric vehicles and increased rates of depreciation. New technologies such as autonomous driving software also have the potential to change the dynamics of car ownership in the future. In addition, the increase in the number of new cars available for purchase on the market would normally lead to an improved availability of used cars for resale; but against today’s backdrop of more expensive car ownership due to higher interest rates and cost of living this increase in supply of new cars may change consumer behavior in ways that adversely impacts us. For example, recently there has been an increase in the number of new cars in the market, which has caused a decrease in the demand for used cars, vehicle sales and valuations generally in the market and also in our business. The significant increase in the supply of new vehicles combined with the reduced demand of used vehicles has driven depreciation to higher levels. In addition, the significant rise in used car values that occurred during the COVID-19 pandemic has halted; today the values of used cars that are between two and four years old remain above 2019 levels, which indicates further value decreases in our target segment. Fuel prices have been moderating in the last quarter of 2023, they are below levels seen in 2022, but still elevated compared with the pre-COVID-19 pandemic levels. While higher fuel prices may continue to cause a decrease in demand for both new and used diesel and petrol cars, which could also affect our vehicle sales and valuations; at the moment the impact appears lessening. In addition, manufacturer recalls are a common occurrence. Recalls and scrutiny surrounding the sale of used vehicles with open safety recalls could adversely affect used vehicle sales or valuations, could cause us to temporarily remove vehicles from inventory, sell affected vehicles at a loss, incur increased costs and could expose us to litigation and adverse publicity related to the sale of recalled vehicles. See “— Our business is sensitive to conditions affecting automotive manufacturers, including manufacturer recalls and potential financial issues” below.

Demand for vehicle purchases may be adversely impacted by international, national and local economic conditions and travel demand. When travel demand or economic conditions weaken, our financial condition and results of operations may be adversely impacted. Consumer purchases of vehicles generally decline during recessionary periods and other periods in which disposable income is adversely affected. Purchases of vehicles may be affected by negative trends in the UK economy and other factors, including rising interest rates, rising vehicle prices, the cost of energy and gasoline, any significant increases in fuel prices, any protracted disruption in fuel supplies or rationing of fuel, the availability and cost of credit, reductions in business and consumer confidence, stock market volatility, increased regulation, increased unemployment and the impact of any recession. See “— Continued downturns in general economic and market conditions and reductions in spending may reduce demand for our products” below.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Continued downturns in general economic and market conditions and reductions in spending may reduce demand for our products

Our revenues, results of operations and cash flows depend on the overall demand for used cars. Negative conditions in the general economy, including conditions resulting from changes in gross domestic product growth, inflation, rising interest rates, financial and credit market fluctuations, construction slowdowns, energy costs, international trade relations and other geopolitical issues, including those caused or which may be caused by the Russia-Ukraine war as well as war and instability in Israel, and the availability and cost of credit could cause a decrease in consumer discretionary spending and business investment and diminish growth expectations. Moreover, government consumption or socio-economic policies or objectives could potentially impact the demand for our goods and services.

Global inflation continued to increase during 2023. The Russia-Ukraine war and war and instability in Israel and other geopolitical conflicts, as well as the related international response, have exacerbated inflationary pressures, including causing increases in the price for goods and services and global supply chain disruptions, which has resulted and may continue to result in shortages in materials and services. Such shortages have resulted and may continue to result in inflationary cost increases for labor, fuel, materials and services, and could continue to cause costs to increase as well as result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or other negative economic factors or associated increases in our operating costs and how any such trends may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our gross profit per unit and operating profit could decrease, and our financial condition and results of operations could be adversely affected.

Economic slowdowns in the past have significantly affected the automotive and related markets. Consumer purchases of vehicles generally decline during recessionary periods and other periods in which disposable income is adversely affected. Purchases of vehicles may be affected by negative trends in the UK economy. Periods of deteriorating general economic conditions may result in a significant reduction in car sales, which may negatively affect our profitability and put downward pressure on our product and service prices and volumes. Economic slowdowns may lead to reduced sales of new vehicles, which may in turn reduce the supply of suitable used vehicles.

Any of these events or occurrences could cause consumer confidence and spending to decrease, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our geographic concentration in the UK creates an exposure to severe weather, the local economy, regional downturns, or catastrophic occurrences in the UK that may materially adversely affect our financial condition and results of operations

As a result of the UK focus of our business, we are subject to risks related to downturns in the economy as well as downturns in the market for our products and services in the UK. In addition, the geographic concentration of our business in the UK exposes us to risks related to regional specific legislation, taxes and disasters such as earthquakes or floods, which could disproportionately affect us and our financial performance. Furthermore, Brexit may continue to lead to uncertainty and potentially divergent national laws and regulations (including financial laws and regulations, tax and free trade agreements, immigration laws and employment laws). As such, the legal, political and economic relationship of the UK with the EU may continue to be a source of instability in international markets, create significant currency fluctuations or otherwise adversely affect trading agreements or similar cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise) for the foreseeable future and could adversely affect economic or market conditions in the UK. Any such event or occurrence could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be unable to attract a sufficient audience to our website in a cost-effective manner

Our success will depend, in part, on our ability to continue to attract users to our website in a cost-effective manner. We have recently lowered our brand marketing and performance marketing spend. As a result, we may not continue to make sufficient investments in our advertising and public relation campaigns to attract an adequate audience to our website. Factors important to attracting the audience to our website and maintaining such audience include our ability to:

●	maintain a convenient and reliable user experience as consumer preferences evolve;

●	develop and manage new and existing technologies and distribution channels, including smartphones and tablets; and

●	maintain awareness of our brand and website through marketing and promotional activities.

In addition, our future success depends, in part, on our ability to provide adequate functionality for visitors who use mobile devices to search for and purchase cars and the number of transactions that are completed by those users. In the year ended December 31, 2023, approximately 80% of the unique visitors to our website were attributable to mobile devices. This is consistent with prior years. The online market for purchasing vehicles is significantly less developed than the online market for other goods and services such as books, music, travel and other consumer products. If the market for online vehicle transactions does not gain more widespread acceptance, or if we are unable to adequately address our customers’ desire to utilize mobile device technology, our business may suffer. Furthermore, a failure or inability to carry out sustained advertising and promotional expenditures or offer more incentives than we currently anticipate could mean that we are unable to attract consumers to our digital platform or to convert them into purchasing customers. Specific factors that could prevent consumers from purchasing vehicles through our digital platform include a preference for the ability to physically test-drive and examine vehicles, the confidence that can be provided in meeting the person who is selling the car, our ability to provide the same level of website functionality to a mobile device that we provide on a desktop computer, the actual or perceived lack of security of information on a mobile device and possible disruptions of service or connectivity. In addition, we may not continue to innovate and introduce enhanced products that can be suitably conveyed on mobile platforms. Any failure to properly manage these factors could negatively affect our brands and reputation or our ability to attract and retain users.

Our business is dependent on the image and reputation of our brand

Our financial performance is influenced by the image, perception and recognition of the Cazoo brand. We need to maintain, protect, and enhance our brand in order to attract users to our website and increase their engagement with our website. This, in turn, depends on many factors such as the quality of the vehicles available for sale, the level of customer service and advice, and our communication activities including advertising, public relations, marketing and our general corporate and market profile. In the past, we have reduced our brand marketing spend and we expect to further reduce our performance marketing spend, and this reduction could impede our ability to maintain user engagement or respond to threats to our reputation. If we fail to maintain the standards on which our reputation is built, or if an event occurs that damages this reputation, such as accidents in or malfunctions related to vehicles sold on our marketplace, consumer demand could be adversely affected, which would have a material adverse effect on our business, sales and results of operations. Even the perception of a decrease in the quality of our vehicles, customer service or brand could impact results.

Complaints or negative publicity about our business practices, the quality of the vehicles offered on our marketplace, our marketing and advertising campaigns, compliance with applicable laws and regulations, the integrity of the vehicle data that we provide to users, data privacy, environmental and social aspects of our business, governance, health and safety, driver and vehicle standards, and security issues, and other aspects of our business, especially on blogs, social media websites and our Trustpilot rating, and irrespective of their validity, could diminish customer confidence in our platform and adversely affect the Cazoo brand. The growing use of social media increases the speed with which information and opinions can be shared and thus the speed with which reputation can be affected. While we may choose to engage in marketing campaigns to promote our brands, these efforts may not be successful. Our failure to correct or mitigate misinformation or negative information about us, the vehicles we sell or purchase, our customer experience, or any aspect of our brand, including information spread through social media or traditional media channels, could have a material adverse effect on our business, financial condition, results of operations and prospects.

The success of our business relies heavily on the effectiveness of our marketing and branding efforts, and these efforts may not be successful

We are a consumer brand; we rely heavily on effective marketing and advertising to sustain brand visibility with potential customers. We recorded marketing expenses of £18.8 million in the six months ended June 30, 2023. We have recently reduced and intend to continue reducing certain types of brand marketing (such as TV and radio advertisements, and sponsorships) as well as performance marketing spend. This reduction may affect our ability to sustain brand visibility, which could have a negative effect on our business, financial condition, results of operations and prospects.

We are also heavily reliant on our website, which needs to evolve as our business matures. In the future, we may not be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our website in a timely manner or at all. If we are unable to recover marketing costs through increases in customer traffic and in the number of transactions by users of our platform, or if our broad marketing campaigns are not successful or are terminated, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on search engines and vehicle listings sites to help drive traffic to our website, and if we fail to appear prominently in the search results or fail to drive traffic through paid advertising, our audience may decline and our business would be adversely affected

We depend in part on search engines and vehicle listings sites to drive traffic to our website. Our ability to maintain and increase the number of visitors directed to our website is not entirely within our control. A significant number of users access our website via links contained in search engines’ “natural” listings (i.e., listings not dependent on advertising or other payments). Search engines typically do not accept payments to rank websites in their natural listings and instead rely on algorithms to determine which websites are included and in what priority to order in the results of a search query. We endeavor to enhance the relevance of our website to common user search queries and thereby improve the rankings of our website in natural listings (a process known as “search engine optimization” or “SEO”). Search engines frequently modify their algorithms and ranking criteria to prevent their natural listings from being manipulated, which could impair our search engine optimization activities, in turn reducing new client acquisition and adversely affecting our operating results.

These algorithms and ranking criteria may be confidential or proprietary information, and we may not have complete information on the methods used to rank our website. If we are unable to quickly recognize and adapt our techniques to such modifications in search engine algorithms or if the effectiveness of our SEO activities is affected for any other reason, we could suffer a significant decrease in traffic to our website. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future.

Our competitors may increase their search engine optimization efforts and outbid us for placement on various vehicle listings sites or search terms on various search engines, resulting in their websites receiving a higher search result page ranking than Cazoo. Search engine providers could also provide automotive dealer and pricing information directly in search results and search engine providers or vehicle listings sites could align with our competitors or choose to develop competing services.

Further, a violation of a search engine’s terms of service may result in a website’s exclusion from that search engine’s natural listings. If a search engine were to modify our terms of service or interpret existing or modified terms of service in a manner such that our SEO practices were deemed to violate such terms, our website could be excluded from the search engine’s natural listings. Such exclusion could significantly affect our ability to direct traffic to our website.

If search engines modify their algorithms in ways that are detrimental to us, if vehicle listings sites are unwilling to display any or all of our inventory or if they significantly increase the cost of doing so, or if our competitors’ efforts are more successful than us, overall growth in our audience could slow or our customer base could decline.

Further, mobile operating system and web browser providers, such as Google, have announced product changes to limit the ability of advertisers to collect and use data to target and measure advertising. Google intends to further restrict the use of third-party cookies in its Chrome browser in 2024, consistent with similar actions taken by the owners of other browsers, such as Apple in its Safari browser, and Mozilla in its Firefox browser. These changes may reduce our ability to efficiently target and measure advertising, in particular through online social networks, making our advertising less cost effective and successful. Any reduction in the number of users directed to our website through search engines or vehicle listings sites could have an adverse effect on our business, financial condition, results of operations and prospects.

Vehicle retail sales depend heavily on affordable interest rates and availability of credit for vehicle financing and a substantial increase in interest rates could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows

 If interest rates continue to rise, market rates for vehicle financing will generally be expected to rise as well, which may make vehicles offered on our platform less affordable to customers or steer customers to less expensive vehicles that would be less profitable for us, adversely affecting our financial condition and results of operations. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, customers may not desire or be able to obtain financing to purchase our vehicles on our platform. As a result, a substantial increase in customer interest rates or tightening of lending standards could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our business is sensitive to changes in the prices of new and used vehicles

Any significant changes in retail prices for new or used vehicles could have a material adverse effect on our revenues and results of operations. For example, an overall increase in prices for used vehicles may make it difficult for certain customers to afford to purchase a vehicle. Similarly, if retail prices for used vehicles rise relative to retail prices for new vehicles, or if the retail prices of new vehicles fall relative to retail prices for used vehicles for any reason (including due to an increase in the supply of new vehicles in the market) it could make buying new vehicles more attractive to our customers than buying used vehicles, which could result in reduced used-car sales and lower revenues. Manufacturer incentives could contribute to narrowing the price gap between new and used vehicles. Supply chain issues impacted new vehicle production throughout 2022 and 2023, and recently, there has been an oversupply of new vehicles in the market, both of which have caused a reduction in our sales that may continue in the future. See “— Our business is subject to risks related to the larger automotive ecosystem, including consumer demand, the shift to electric vehicles, global supply chain challenges and other macroeconomic issues.” As a result of these factors, automotive vehicle pricing and demand continues to be difficult to predict, which could have an adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, our ability to build our new proposition may be impacted

The success of our business depends in part on effectively managing and maintaining sales of vehicles on our platform, and providing customers with a car buying or selling experience that meets or exceeds their expectations. If for any reason we are unable to do so in a timely and cost-effective manner, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we cannot maintain the quality and efficiency of our customers’ car buying or selling experience or the quality of the vehicles offered on our marketplace, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

An impairment of our goodwill and other indefinite-lived intangible assets could have a material impact on our results of operations

On an annual basis as of December 31, and at interim periods when circumstances require as a result of a triggering event, we test the recoverability of our goodwill and indefinite-lived intangible assets by performing an impairment analysis. The value in use calculation involves judgment and estimates, including projected revenues, projected cash flows, long-term growth rates, and discount rates. A significant decline in any of the items used to determine the recoverable amount, as well as other triggering events, could result in a material impairment charge. For details of our annual impairment testing, see Note 16 of the audited consolidated financial statements included in our Annual Report.

We operate in a competitive industry. Increased competition in online car sales could increase our marketing costs and affect our business, results of operations and prospects

The car retail market is highly competitive with respect to price, quality, service, location and vehicle offering. Our current and future competitors may include:

●	online retailers, car supermarkets, and traditional dealers who could increase their investment in technology and infrastructure to compete directly with our online retail model;

●	search engines and vehicle listings sites and new entrants that could change their models to directly compete with us, such as Google, Amazon and AutoTrader.co.uk and Motors.co.uk; and

●	OEMs that could change their sales models through technology and infrastructure investments and enter into the online retail sales market themselves.

We also expect that new competitors will continue to enter the online and traditional automotive retail industry with competing brands, business models, products, and services, which could have an adverse effect on our business, financial condition, results of operations and prospects. Our competitors may also develop and market new technologies that render our existing or future business model, products and services less competitive, undesirable or obsolete. Such competitors may also offer a broader business model, which may include selling new cars in addition to used cars, which would result in them performing better than us during periods when there is low demand for used cars. In addition, if our competitors develop business models, products or services with similar or superior functionality to our solutions or broader in range than those we provide customers with or with more competitive pricing, this may adversely impact our business and prospects.

Our current and potential competitors may have significantly greater financial, technical, marketing, infrastructure and other resources than we have, and an ability to devote greater resources to the development, promotion and support of their products and services. Additionally, they may have more extensive automotive industry relationships, longer operating histories and greater name recognition than us. As a result, these competitors may be able to adapt more quickly, develop new technologies faster and undertake more extensive marketing or promotional campaigns. In addition, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. If we are unable to compete with these competitors, the demand for our cars, products and services could substantially decline.

We may not be able to compete successfully against current or future competitors, and competitive pressures could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may experience seasonal and other fluctuations in our operating results, which may not fully reflect the underlying performance of our business

We expect our results of operations, including revenues and profitability, if any, and cash flow to vary in the future based in part on, among other things, consumers’ car-buying patterns. Industry vehicle sales exhibit seasonality with sales peaking late in the first calendar quarter and diminishing through the rest of the year, with the lowest relative level of industry vehicle sales expected to occur in the fourth calendar quarter. Due to the rapid changes we have undergone during our limited operating history, our sales patterns to date have not reflected the general seasonality of the automotive industry, but we expect this to change once our business and markets mature. Used vehicle prices also exhibit seasonality, with used vehicles depreciating at a faster rate in the last two quarters of each year and a slower rate in the first two quarters of each year.

We are highly dependent on our senior management team and other highly skilled personnel. Changes in our management team following the consummation of the Transactions and the transition to a marketplace business model, and difficulties in attracting or retaining highly qualified personnel, may adversely and materially affect our ability to successfully implement our business strategy

Our performance depends significantly on the efforts and abilities of our key senior management. Our senior management have substantial experience and expertise and have made significant contributions to our continuing growth and success. During and following the transition to a marketplace business model, we expect that there will be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. For example, our chief executive officer entered into an agreement pursuant to which he will step back as CEO at the end of March but will remain with Cazoo as a strategic adviser to support its transition to the new business model until the parties determine otherwise, which will not be earlier than May 15, 2024. In addition, as previously disclosed on February 1, 2024, our chief financial officer has entered into an amendment to his employment agreement that provides that he will continue in his position until April 30, 2024, or such later date as our chief financial officer and the Company may subsequently agree in writing. The loss of any members of our senior management or other key employees without the prompt addition of appropriate replacements within the Company or otherwise, could have a material adverse effect on our business, financial condition, results of operations and prospects. We may be unable to find appropriate replacements in a timely manner or the replacements, once appointed, may not perform as effectively as expected.

In addition, our results of operations and success depend on our ability to attract and retain effective personnel throughout our organization. We may not continue to be able to retain or attract a sufficient number of skilled personnel, including within the commercial, sales and marketing, software engineering, data and IT teams, on attractive terms or at all. In light of the Transactions and our transition to a marketplace business model, our reductions in headcount and other cost-saving initiatives, we may find it difficult to prevent attrition beyond our planned reduction in headcount, and to attract personnel in the future. In addition, volatility or lack of performance in the market price of our Class A ordinary shares may affect our ability to attract and retain replacements should key personnel depart. Any inability to recruit, train or retain such personnel could hinder our ability to successfully operate our business and to meet business objectives and timelines, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

A significant element of our business strategy is controlling expenses and efficiently managing our operations. We may experience difficulties in achieving these goals as a result of, among other things, difficulties in hiring or retaining qualified employees, significant turnover in senior management, labor shortages, or increased labor costs.

We will need to continue to improve the capacity, speed, integration and automation of our reporting systems and operational processes as we rationalize our operations

The rapid development of our business has placed, and may continue to place, significant demands on our management and operational infrastructure. We will need to continue to improve the capacity, speed, integration and automation of our reporting systems and operational processes.

Our future development could also strain our ability to maintain reliable service levels for our users and inhibit our ability to develop and improve our operational, financial, and management controls, enhance our reporting systems and procedures, and recruit, train and retain highly skilled personnel.

If we fail to achieve the necessary level of efficiency in our organization, or to improve the capacity, speed, integration and automation of our reporting systems, our business, financial condition, results of operations or prospects could be materially adversely affected.

Cyber breaches caused by malicious hacking could jeopardize the integrity of our IT systems and the security of our data

The rise in cyber- and data-related crime presents a significant challenge in terms of securing data and systems against attack. The growth in online access throughout the retail landscape increases our exposure to potential cyber threats. Our systems, website, mobile applications, data (wherever stored), software or networks, and those of third parties, may be vulnerable to security breaches, including unauthorized access (from within our organization or by third parties), computer viruses or other malicious code and other cyber threats that could have a security impact. We and third parties may not be able to anticipate evolving techniques used to effect security breaches (which change frequently and may not be known until launched), or prevent attacks by hackers, including phishing, ransomware attacks or other cyber-attacks, or prevent breaches due to employee error or malfeasance, in a timely manner, or at all. Cyber-attacks have become far more prevalent in recent years, leading potentially to unauthorized access to, misuse or disclosure of, unavailability of, or the theft or manipulation of confidential and proprietary information or loss of access to, or destruction of, data on our or third-party systems, as well as interruptions or malfunctions in our or third-parties’ operations. See “— Failure to safeguard our customer and other personal data may result in reputational damage, financial penalties, claims from individuals and litigation, and decrease in revenues” below.

Attacks on our information technology networks may increase in the future. We and other users of our marketplace are at a risk of suffering materially from such attacks and breaches, which could adversely affect our ability to process customer and consumer transactions, result in us incurring significant additional costs to modify our protective measures or to investigate and remediate vulnerabilities, and result in significant losses, reputational harm, competitive disadvantage and sometimes physical damage. We may also be subject to related litigation and financial losses that are either not insured against or not fully covered through our insurance policies, as well as being obliged to incur costs through a need to engage third-party experts, advisers and consultants. We may also be subject to regulatory intervention, significant regulatory fines and sanctions, particularly as a result of the increasing regulatory focus on promoting the protection of customer information and the integrity of information technology systems.

We have security measures in place to safeguard customer information and have invested in cyber security and added additional controls but still may suffer a major loss or unavailability of customer, employee or other personal data, or other business sensitive data, due to inadequate or failed processes or systems, human error, employee misconduct, catastrophic events, external or internal security breaches, acts of vandalism, computer viruses, malware, ransomware, misplaced or lost data, or other events that could disrupt our normal operating procedures and have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, with the rise in remote working as a response to and following the COVID-19 pandemic, the risk of one of our employees intentionally or inadvertently compromising our systems or misusing data or confidential information has grown.

A significant disruption in service of our website and information technology systems could result in a disruption in our business and could have a material adverse effect on our results of operations

Our brand, reputation and ability to attract customers and generate revenues depend on the reliable performance of our website and supporting systems, technology and infrastructure. Our services are accessed by a large number of users, often at the same time, and as user traffic increases, we may not be able to scale our technology to accommodate increased capacity requirements, which may result in interruptions or delays in service. We have experienced minor interruptions in our systems in the past, including server failures, that temporarily slowed the performance of our website and we may experience interruptions in the future. Notwithstanding efforts to prevent website or IT failure or disruption, including established disaster recovery plans, interruptions in these systems, whether due to system failures, programming or configuration errors, computer viruses, malware, cyber-attacks, power outages, physical or electronic break-ins, fire, telecommunications failures, floods or other malfunctions and disruptions, could prevent or inhibit the ability of UK dealers or customers to access our website. Problems with the reliability or security of our systems could harm our reputation, prevent UK dealers from making sales using our marketplace, result in a loss of customers as well as result in additional costs.

In addition, problems faced by our third-party web-hosting providers, including Amazon Web Services, could adversely affect the experience of our customers. For example, our third-party web-hosting providers could close their facilities without adequate notice or suffer interruptions in service caused by cyber-attacks, natural disasters or other phenomena. Any financial difficulties, up to and including bankruptcy, faced by our third-party web-hosting providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. We may not be able to find a replacement provider within a timely manner or on commercially favorable terms, which may result in reduced revenues and profitability, deteriorating cash flow and reduced market share. In addition, if our third-party web-hosting providers are unable to keep up with our growing capacity needs, our business could be harmed.

In the future, we may not be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our IT infrastructure. Any failure to effectively maintain, improve or upgrade our IT infrastructure and management information systems in a timely manner or at all could have a material adverse effect on our business, financial condition, results of operations or prospects.

Our business relies on e-mail and other messaging services, and any restrictions on the sending of e-mails or messages or an inability to timely deliver such communications could materially and adversely affect our business, financial condition and results of operations

We use e-mail and other messaging services both for internal employee communication purposes and as a free marketing tool to promote our services and website to customers. Promotions offered through e-mail and other messages we send are an important part of our marketing strategy. We provide e-mails to customers and other visitors informing them of the convenience and value of using our platform, as well as updates on orders placed, and we believe these e-mails, coupled with our general marketing efforts, are an important part of the customer experience and help generate revenues. If we are unable to successfully deliver e-mails or other messages to our employees and customers, or if customers decline to consent or to open our e-mails or other messages, our revenues could be materially and adversely affected. In addition, our e-mails may be shown as “spam” or given a lower priority, which could reduce the likelihood of customers opening or responding positively to them. Actions by third parties to block, impose restrictions on, or charge for the delivery of, e-mails and other messages, as well as legal or regulatory changes limiting our right to send such messages or imposing additional requirements, could impair our ability to communicate with customers.

We also rely on social networking messaging services to send communications and to encourage customers to send communications. Social networks are important as a source of new clients and as a means by which to connect with current clients, and their importance may be increasing. We may be unable to effectively maintain a presence within these networks, which could lead to lower than anticipated brand affinity and awareness, and in turn could adversely affect our operating results. Additionally, changes to the terms of these social networking services to limit promotional communications, any restrictions that would limit our ability or customers’ ability to send communications through their services, disruptions or downtime experienced by these social networking services or decline in the use of or engagement with social networking services by customers and potential customers could materially and adversely affect our business, financial condition, results of operations or prospects. If we are not able to use unpaid marketing tools in the form of e-mails or other messages efficiently, this could impair our marketing efforts or make them more expensive if we have to increase spending on paid marketing channels.

 Furthermore, malfunctions of our e-mail and messaging services could result in erroneous messages being sent and customers no longer wanting to receive any messages from us. In addition, our process to obtain consent from visitors to our website and mobile application to receive newsletters and other messages from us and to allow us to use their data may be insufficient or invalid. As a result, such individuals or third parties may accuse us of sending unsolicited advertisements and other messages, which could result in regulatory investigations and/or claims.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to risks related to online payment methods

We accept payments through a variety of methods, including credit card, debit card and bank transfers. As we offer new payment options to customers, we may be subject to additional regulations, compliance requirements, fraudulent activity and financial crime. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. As our business changes and we enter new markets, we also may be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. Consumer practices, preferences and norms for payment mechanisms may also vary to a significant degree across different markets, thereby limiting the range of online payment options we are able to offer or deploy. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card and debit card payments from customers or facilitate other types of online payments. If any of these events were to occur, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

We occasionally receive orders placed with fraudulent credit card data, including stolen credit card numbers, or from clients who have closed bank accounts or who have insufficient funds in open bank accounts to satisfy payment obligations. We may suffer losses as a result of orders placed with fraudulent credit card data even if the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions. If we are unable to detect or control credit card or other fraud, our liability for these transactions could be substantial.

Further, we may become subject to changing payment regulations and requirements that could potentially affect the compliance of our current payment processes and increase the operational costs we incur to support payments. Any noncompliance by us in relation to global laws and regulations that govern payment methods, or any alleged noncompliance, could result in reputational damage, litigation, increased costs or liabilities, or require us to stop offering payment services in certain markets.

Failure to safeguard our customer and other personal data may result in reputational damage, financial penalties, claims from individuals and litigation, and decrease in revenues

We collect, store and use data in our operations that may be protected by data protection and privacy laws. We have taken steps to comply with the General Data Protection Regulation (Regulation (EU) 2016/679) (“GDPR”) and the GDPR as it forms part of the law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 and relevant statutory instruments (the “UK GDPR”). Such laws govern our ability to collect, use and transfer personal data, including relating to our customers and business partners, as well as any such data relating to our employees and others. We routinely transmit and receive personal, proprietary and confidential information (including debit and/or credit card details of our customers) by electronic means and therefore rely on the secure processing, storage and transmission of such information in line with regulatory requirements (including Payment Card Industry — Data Security Standards). Therefore, we are exposed to the risk that such data could be wrongfully appropriated, lost or disclosed, damaged or processed in breach of privacy or data protection laws. Failure to comply with the UK GDPR and other applicable data protection laws may result in reputational damage, financial penalties and fines, claims from individuals and litigation, and loss of competitive advantage. For example, breaches of the UK GDPR can each result in fines of up to 4% of annual global turnover.

In addition, we work with third-party service providers that process personal data on our behalf. There is a risk that those service providers may not fully comply with the relevant contractual data processing terms and all data protection obligations imposed on them (including by applicable law). Any failure by such third-party service providers to maintain and protect customer or other personal data could affect the quality of our services, compromise the confidentiality of our customer and other data or cause service interruptions. Such a failure may also result in the imposition of fines and other penalties and could lead to litigation that may result in our being ordered to pay damages and other costs and, as a result, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We also use cookies and similar technologies on our website including to allow our website to work, to analyze and improve our website, to personalize customers’ experiences and to market products to users through advertisements. In recent years, regulators in the UK have expressed increased concern over the use of third-party cookies and similar technologies including for online behavioral advertising and laws in this area are also subject to reform. Privacy and Electronic Communications Regulations require us to obtain informed consent for the placement of a cookie on a customer’s device for certain purposes, and the UK GDPR also imposes additional conditions in relation to that consent, such as a prohibition on pre-checked consents except under certain circumstances.

We may not succeed in adequately protecting our intellectual property and know-how

We rely on a combination of trademark registrations, domain name registrations, and unregistered rights including copyright, unregistered designs, database rights and trade secrets, as well as contractual provisions and restrictions on access to and use of proprietary information to protect our brands, technologies, algorithms, applications and systems, a number of which are of essential importance to our business success. Although we have taken steps consistent with industry practice to protect our intellectual property and know-how, such steps may be inadequate.

We have a portfolio of registered trademarks in respect of the various trading names and logos used in connection with our business. Competitors may adopt service names similar to ours, thereby harming our ability to build our brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement or invalidity claims brought by owners of other trademarks or trademarks that incorporate variations of our trading name and logo. We also own a portfolio of internet domain names related to our brand and website. We seek to protect our brand through the registration of additional domain names, where appropriate.

To the extent that our brand, technologies, algorithms and data are not protected by intellectual property rights or the law protecting confidential information, third parties, including competitors, may be able to commercialize or otherwise use our brands, technologies, algorithms and/or data without compensation. We also face the risk that existing or new competitors may independently develop similar or alternative technologies that are equal or superior to our technology without infringing our intellectual property rights or may design around our proprietary technologies.

Furthermore, litigation or proceedings before governmental authorities may be necessary in the future to enforce our intellectual property rights, to protect our brand, trade secrets, databases and domain names and to determine the validity and scope of our proprietary rights and those of others. See “— We may be subject to intellectual property rights claims, which are costly to defend and could require us to pay damages or an account of profits” below.

Any of these risks, if realized, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to intellectual property rights claims, which are costly to defend and could require us to pay damages or an account of profits

Companies in the internet and technology sectors may enter into litigation in order to enforce and protect their intellectual property rights. Third parties may in the future assert that we have infringed their intellectual property rights. As we face increasing competition, the possibility of being subject to intellectual property rights claims may grow.

Our technologies, products and services may not be able to withstand third-party claims against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management’s attention. If we were found to be in violation of a third-party’s intellectual property rights, we may be required to pay compensation, including damages, or an account of profits, or be subject to injunctions that prevent us from using certain technologies. We may have to seek a license to use the intellectual property rights in the technology, which may not be available or available on reasonable terms and may significantly increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop aspects of our technology due to infringement of third-party intellectual property rights, we may be forced to limit our product and service offerings and may be unable to compete effectively.

In addition, like many businesses, we use open-source software and will continue to use open-source software in the future. Open-source software is generally licensed without any support, warranties or other protections regarding infringement, origin, or quality. Some open-source licenses may, depending on how we use or modify the licensed software, require that we make available the source code of our modifications to or derivatives of the open-source software to the public or grant other licenses to our intellectual property. This may include allowing third parties to make further modifications to and distributions of that source code, in some circumstances at no or minimal cost. Some open-source licenses may also require us to make the source code for our proprietary software available under the terms of the open-source license, depending on how we combine our proprietary software with the relevant open-source software. Companies that use open-source software have faced challenges to their use of open-source software and other software incorporating it. As such, we could be subject to lawsuits claiming that we have not complied with applicable open-source license terms. If we are held to have breached or failed to comply with an open-source software license, we could be exposed to liability, be required to release the affected portions of our source code publicly or cease offering the implicated solutions, and/or be required to re-engineer our software. Although we do not intend to use or modify open-source software in a manner that would adversely affect our business, there can be no guarantee that this will be effective to identify or address all unintended consequences of using open-source software or breach of open-source license terms.

In addition, open-source licensors generally do not provide contractual protections, including as to security and patching, with respect to the software and are not obliged to maintain their software or provide any support, which in turn makes it difficult to pass assurances on to our customers. We may be required to maintain or update such software itself or to replace such software with internally developed software or software obtained from another supplier if the authors of the open-source software utilized by us stop updating it, which may be costly. The use of open-source software may also allow our competitors or other third parties to develop similar offerings more quickly and with less effort and ultimately could result in a loss of our competitive advantages.

Any of these risks, if realized, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to litigation as a result of or related to the Transactions

Lawsuits may be filed against us, our subsidiaries or our directors or executive officers in connection with, as a result of or related to the Transactions. If any such lawsuit is filed, it could result in a reduction of our share price, substantial costs and diversion of management’s attention and resources, which could adversely affect the business, financial condition or results of operations of the Company whether or not the lawsuit has any merit and whether or not a settlement or other resolution is achieved.

Uncertainty about the direction of our future business operations may adversely affect our relationships with our customers, dealers, suppliers and employees, which could negatively affect our business

Uncertainty about the direction of our future business operations, including the transition to a marketplace business model, may cause uncertainties in our relationships with customers, dealers and suppliers, which could impair our ability to maintain or expand our business. Furthermore, uncertainties about the direction of our future business operations may cause employees to experience uncertainty about their future with us. These uncertainties may impair our ability to retain, recruit or motivate key employees, which could adversely affect our business. The occurrence of these events individually or in combination could materially and adversely affect our business, financial condition and results of operations.

Shares eligible for future sale could adversely affect the market price of our Class A ordinary shares.

Any resale of a significant number of New Shares, or the perception that such resale could occur, could adversely affect the market price of our Class A ordinary shares.

The issuance of additional Class A ordinary shares a result of the exercise of our warrants could result in dilution to our shareholders and could adversely affect the market price of our Class A ordinary shares.

As a result of the Transactions, the Company issued additional warrants to purchase Class A ordinary shares to all of the Company’s shareholders of record as of the close of business on November 7, 2023 (the “New Warrants”). The Class A ordinary shares issuable upon the exercise of the New Warrants have been registered on Form F-1. The New Warrants will become exercisable when our equity value reaches or exceeds certain amounts. To the extent such New Warrants are exercised, additional Class A ordinary shares will be issued, which will result in dilution to the then-holders of Class A ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such New Warrants may be exercised could adversely affect the market price of our Class A ordinary shares.

Any additional issuances of Class A ordinary shares following the exercise of our warrants or outstanding stock options and/or in connection with issuances of Class A ordinary shares pursuant to any management incentive plan amended or adopted by the Board will also result in dilution to the then-existing shareholders of Class A ordinary shares. See “Risks Related to the Ownership of Our Securities, the Law of the Cayman Islands and Provisions of Our Memorandum and Articles of Association — We may issue additional Class A ordinary shares or other equity or equity-linked securities, which would dilute the interests of our shareholders and may depress the market price of our Class A ordinary shares.”

We may incur future losses and will need to raise additional funds through further issuances of equity or debt securities and we cannot be certain that we will achieve or maintain profitability in the future

We have not been profitable since we began operations in December 2019 and had an accumulated loss of approximately £1,432 million as of December 31, 2023. See “— We have a history of losses and we may not achieve or maintain profitability in the future.” Even if our transition to a marketplace business model is successful, we cannot be certain that we will achieve or maintain profitability. We may continue to incur significant losses in the future and will need to raise additional funds through further issuances of equity or debt securities, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not have sufficient cash to repay amounts due under the New Notes at their maturity, or upon a Change of Control or an Event of Default (each as defined in the New Notes Indenture) thereunder; the New Notes are secured by our assets

The New Notes will mature in February 2027, and we may be required to repay the New Notes earlier upon the occurrence of a Change of Control or an Event of Default (each as defined in the New Notes Indenture). There can be no assurance that at the maturity of the New Notes we will have sufficient cash to repay amounts due under the New Notes, absent significant additional capital raising or strategic transactions, or that we will be able to repay amounts due under the New Notes upon the occurrence of a Change of Control.

The New Notes are secured by certain of our assets and upon any event of default under the New Notes, the holders of the New Notes would have the right to exercise their rights and remedies, including foreclosure or commencing an administrative or bankruptcy filing. In such event, there would not be sufficient remaining assets available for security holders if the New Notes were not paid in full which we would not be able to at this time.

We have income, expenses, assets and liabilities denominated in foreign currencies which could lead to volatility of our operating results as a result of foreign exchange fluctuations

Our reporting currency is British Pounds Sterling (“GBP”). We have assets and liabilities denominated in other currencies, principally United States Dollars (“USD”). Movement in exchange rates with USD and GBP could lead to gains and losses in our income statement. Revaluation of the Convertible Notes or the New Notes, as applicable in the future, as a result of changes in the exchange rate between USD and GBP could lead to significant reported gains and losses between periods. In addition, a decline in the value of GBP relative to USD would increase our interest expense.

We have identified material weaknesses in our internal control over financial reporting (“ICFR”) for the fiscal years ended December 31, 2022 and 2021, which may result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations. If these material weaknesses are not remediated our ability to accurately and timely report our financial results could be adversely affected

In connection with our preparation and the audit of our financial statements as of and for the year ended December 31, 2022, we identified material weaknesses as defined under the Exchange Act of 1934, as amended (the “Exchange Act”) in our internal control over financial reporting. SEC guidance defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual financial statements will not be prevented or detected on a timely basis. We and our independent public accounting firm identified the following material weaknesses as defined under the Exchange Act in our internal control over financial reporting:

i.	The entity level and financial reporting control environment is not designed with the appropriate precision to prevent or detect material misstatement in accounting or disclosure, including deficiencies in the design and operation of transaction-level control activities. This includes a lack of effective management review controls, including over the completeness and accuracy of data and reports used in internal controls and segregation of duties relating to the review of manual journal entries, as a part of the financial statement close process for the year ended December 31, 2022;

ii.	The Company did not design and maintain effective controls over information technology general controls (“ITGCs”) for all information systems and applications that are relevant to the preparation of the consolidated financial statements. Specifically, the Company did not design and maintain: (i) sufficient user access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial applications, programs and data to appropriate Company personnel; (ii) program change management controls to ensure that information technology (“IT”) program and data changes affecting financial information technology applications and underlying accounting records are identified, tested, authorized and implemented appropriately; and (iii) monitoring controls of IT operations performed by service organizations to ensure that critical batch and interface jobs are monitored, privileges are appropriately granted, and data backups are authorized and monitored. Business process controls (automated and manual) that are dependent on the ineffective ITGCs, or that rely on data produced from systems impacted by the ineffective ITGCs, are also deemed ineffective for the year ended December 31, 2022; and

iii.	Insufficient accounting and finance personnel with IFRS technical accounting knowledge to account for non-routine and complex transactions for the year ended December 31, 2022.

A management assessment has been carried out in relation to the year ended December 31, 2022 and no additional material weaknesses have been identified. However, the management assessment found that, while an overall ICFR plan has been developed and is being implemented, the iterative nature of the process has meant that we are continuing to design, redesign and implement key financial reporting controls across each of the in-scope processes. As such, the management assessment has been unable to conclude that the overall entity-level, business process and IT general control environments are effective.

To address the material weaknesses we plan to continue to undertake remediation actions. During the fiscal year ended December 31, 2022 we implemented a governance, risk management and compliance (“GRC”) tool for the management, operation and evidencing of financial reporting controls. We continued to engage consultants with the appropriate expertise to perform a risk assessment of the internal control environment and assist management in designing and implementing entity level, financial reporting and management review controls, together with IT general and application controls for systems which impact financial reporting. In addition, we have hired a number of personnel with expertise in finance and technical IFRS accounting, including for senior finance leadership positions. Dedicated resources continue to be allocated to support the improvement of our financial control environment and we will deliver training to further support the needs of our staff.

Our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. We cannot provide assurance as to when we will be able to complete full remediation or if we will be able to avoid the identification of additional material weaknesses in the future. In addition, the process of assessing the effectiveness of our internal control over financial reporting may require the investment of substantial time and resources, including by members of senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. Additionally, if we are unable to successfully remediate the identified material weaknesses or if we identify additional material weaknesses, our financial statements could contain material misstatements that, when discovered in the future, could cause failure to meet reporting obligations. At such time, our independent registered public accounting firm may issue an adverse report in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating.

If we are considered to have material weaknesses in our internal control over financial reporting which are not addressed in a timely manner, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our securities could decline, and we could be subject to sanctions or investigations by the SEC, the NYSE or other regulatory authorities. Failure to remedy material weaknesses in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets and other forms of financing.

We may identify additional material weaknesses in the future, or otherwise fail to establish or maintain an effective system of internal control, which may result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we identify any additional material weaknesses in the future, the accuracy and timing of our financial reporting may be adversely affected. Additionally, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports as well as applicable stock exchange listing requirements. We may be unable to prevent fraud, investors may lose confidence in our financial reporting and our share price may also decline. Our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future and may cause us to fail to achieve and maintain the adequacy of our internal control over financial reporting in a timely fashion.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. In addition, control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgement and breakdowns resulting from human failures. In addition, the level of manual processes and multiple systems in our internal control over financial reporting increases the risk of error. As a result, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. We can provide no assurance that the measures we are currently undertaking or may take in the future will be sufficient to maintain effective internal controls or to avoid potential future deficiencies in internal control, including material weaknesses.

Failing to maintain effective disclosure controls and internal controls over financial reporting could have a material adverse effect on our business, financial condition, results of operations and prospects and could cause a decline in the price of our securities.

Our operations may be adversely affected by legal, regulatory and other developments. Our non-compliance with applicable financial regulations could have a material impact on us

We are subject to a range of legal and regulatory requirements originating in the UK, particularly in the areas of consumer protection and rights, transportation, product safety, competition, bribery and corruption, financial services, environment social and governance, infrastructure investment, property rights and planning laws and accounting. Failure to comply with any of these laws or regulations could result in administrative, civil or criminal penalties, loss of licenses or in a cease-and-desist order against our business operations, any of which could damage our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

Cazoo Ltd is registered with the Financial Conduct Authority (the “FCA”) as an appointed representative of ITC Compliance Limited (ITC) (now owned by Fortegra) which is directly authorized and regulated by the FCA. As an appointed representative of ITC, Cazoo Ltd is permitted by the Financial Conduct Authority in the UK to carry out certain regulated activity, including brokering finance agreements and introducing insurance products. We intend to remain compliant with such regulations although compliance cannot be guaranteed. Any non-compliance or regulatory changes could have a material and adverse effect on our ability to sell finance and/or insurance products and/or the pricing of and cover provided by such products. This could therefore materially and adversely affect the revenues and earnings that we derive from such products, and consequently could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, the FCA is currently undertaking an investigation into certain discretionary commission arrangements which have historically been used in the UK motor finance market.  Action taken by the FCA as a result of this investigation may or may not lead to us having a direct or indirect liability for customer redress payments.

In addition, changes in laws and regulations, more stringent enforcement or alternative interpretation of existing laws and regulations may change the legal and regulatory environment, making compliance with all applicable laws and regulations more challenging. Changes in laws and regulations in the future could have an adverse economic impact on us by tightening restrictions, reducing our freedom to do business, increasing our costs of doing business or reducing our profitability. Failure to comply with applicable laws or regulations may lead to civil, administrative or criminal penalties, including but not limited to fines or the revocation of permits and licenses that may be necessary for our business activities. We could also be required to pay damages or civil judgments in respect of third-party claims.

New laws, regulations or policies of governmental organizations regarding increased fuel economy requirements, reduced greenhouse gas or pollutant emissions or vehicle safety could give rise to significant costs

We are subject to comprehensive and constantly evolving laws, regulations and policies related to environmental matters (and, in particular, climate change) and health and safety. Capital and operating expenses required in order to comply with environmental laws and regulations may be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations. We anticipate that the extent of the legal and regulatory requirements in these areas and the related effect on our operations and costs of compliance will continue to increase in the future.

In general, there is a clear move toward increasingly stringent vehicle emissions regulations, particularly for conventional drive systems. Moreover, further tightening and scrutiny could be forthcoming given the ongoing focus on emissions testing and on-road performance, which could lead to significant additional costs to recondition cars so they comply with new regulations, which may reduce our gross profit per unit. In particular, the UK Government has announced plans to ban sales of new petrol and diesel cars by 2035 which would subsequently reduce the number of used petrol and diesel cars available for us to purchase. There may be a limited availability of vehicles that comply with such regulations which would adversely impact our ability to purchase inventory for sale.

In addition, to comply with current and future environmental, health and safety norms (such as air emissions, the maintenance of safe workplace conditions and regulations that impose responsibility on vehicle sellers to fund the recovery, recycling and disposal of vehicle parts, including lead-acid batteries, at the end of their useful life), we may have to incur substantial capital expenditures to upgrade vehicles and vehicle preparation centers. All of these factors could increase our costs significantly.

Increased public and shareholder attention to environmental, social and governance (“ESG”) matters may expose us to negative public perception, impose additional costs on our business or impact our share price

In recent years, greater attention has been directed towards publicly-traded companies regarding environmental, social and governance matters. A failure, or perceived failure, to respond to regulatory requirements or meet investor or customer expectations related to ESG concerns could cause harm to our business and reputation. For example, the majority of the cars provided on our platform are powered by gasoline or diesel engines, and government, media, activist or other pressure to limit emissions could negatively impact consumers’ perceptions of us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Additionally, while we strive to create an inclusive culture and a diverse workforce where employees feel valued and respected, a failure, or perceived failure, to properly address inclusivity, diversity and other corporate governance matters could result in reputational harm, reduced sales or an inability to attract and retain a talented workforce. Organizations that provide information to investors on corporate governance and other matters have developed rating systems for evaluating companies on their approach to ESG. Unfavorable ESG ratings that we could receive could lead to negative investor sentiment which could have a negative impact on our stock price.

Regulation of the internet and e-commerce is evolving, and unfavorable changes or our failure to comply with these regulations could substantially harm our business and results of operations

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet, e-commerce and mobile commerce. Existing and future regulations and laws could impede the growth of the Internet, e-commerce or mobile commerce. These regulations and laws may involve taxes, privacy, data security, anti-spam, pricing, content protection, electronic contracts and communications, mobile communications, consumer protection, information reporting requirements, advertising, unencumbered Internet access to our services and the design and operation of our website. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet, e-commerce or mobile commerce. Unfavorable regulations and laws could diminish the demand, including online demand, for used cars and complementary products and services and increase our cost of doing business and could adversely affect our business and results of operations.

Tax matters could impact our results of operations and financial condition

We are subject to corporation tax in the UK. Our provision for corporation taxes and cash tax liability in the future could be adversely affected by numerous factors, including changes in tax laws, regulations, accounting principles or interpretations thereof, which could materially and adversely impact our cash flows and our business, financial condition, results of operations and prospects in future periods. Increases in our effective tax rate could also materially affect our results. Further, we are subject to the examination of our income and other tax returns by His Majesty’s Revenue and Customs, which could have an impact on our business, financial condition, results of operations and prospects.

We may become subject to risks arising from legal disputes in connection with our general business activities

In connection with our general business activities, we are from time to time, and in the future may be, the subject of legal disputes in the UK or in jurisdictions in which we have previously operated. Legal claims have in the past been asserted against us by individuals or other entities, and in the future could be, asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims have been and in the future could be asserted under a variety of laws, including but not limited to consumer finance laws, consumer protection laws, intellectual property laws, privacy laws, contract laws, labor and employment laws, securities laws, employee benefit laws and tort laws. Moreover, the process of litigating cases, even if we are successful, may be costly, and in certain circumstances may approximate the cost of damages sought. These claims may also divert our financial and management resources from more beneficial uses. These actions could also expose us to adverse publicity, which might adversely affect our reputation and/or customer preference for our products. Litigation trends and expenses and the outcome of litigation cannot be predicted with certainty and adverse litigation trends, expenses and outcomes could have an adverse effect on our business, financial condition, results of operations and prospects.

Our insurance may not provide adequate levels of coverage against claims

We are subject to all of the operating hazards and risks normally incidental to the provision of sales of cars. In addition to contractual provisions limiting our liability, we maintain insurance policies in such amounts and with such coverage and deductibles as required by law and that we believe are reasonable and prudent. Nevertheless, such insurance may not be adequate to protect us from all the liabilities and expenses that may come from claims arising in the ordinary course of our business and current levels of insurance may not be able to be maintained or be available at economical prices. If a significant liability claim is brought against us that is not covered by insurance, then we may have to pay the claim with our own funds, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Additional Risks Related to our Legacy Business

In addition to the risks described above, you should also carefully consider the risks described below relating to our legacy business, which will decrease as we dispose of our inventory, vehicle preparation centers and customer centers.

Our business is dependent upon access to suitable vehicle inventory, including the appropriate inventory mix, for resale to customers. Obstacles to acquiring suitable inventory for resale to customers, whether because of supply, competition, or other factors, could have a material adverse effect on our business, financial condition, results of operations and prospects

 We acquire cars for sale through numerous sources, including from used-car auctions, corporate suppliers including vehicle finance, leasing, rental companies and OEMs, as well as directly from consumers. The supply of suitable vehicles may not be sufficient to meet our needs and the vehicles may not be available at prices or on terms acceptable to us. For example, any reduction in the future in the volume of new cars could negatively impact the supply of cars for our business. Although the new car production disruptions caused, among other things, by a global shortage of automobile microchips, have begun to ease, many large OEMs continue to have large order backlogs. This disruption resulted in and could in the future continue to result in a decline in the supply of new vehicles, which has in turn resulted in and could in the future result in a decline in the supply of used vehicles due to a lack of turnover in the automotive retail market. In addition, suppliers may also choose to provide our competitors with certain vehicles or may prefer working with our competitors over us, limiting our ability to obtain inventory. Some of these factors could continue in the future. Through 2023, we continued to acquire a proportion of our vehicles from consumers through our direct car buying channel, which provides us access to suitable vehicle inventory at attractive commercial rates. However, this channel may not continue to be successful or commercially viable. Any future reduction in the availability of or access to sources of inventory, whether due to supply chain constraints, geopolitical events, or otherwise, could have a material adverse effect on our business, financial condition, results of operations and prospects.

 In addition, the shift to electric vehicles may result in a dislocation in the supply of suitable vehicles in the medium term, as the market for used electric vehicles is more volatile and susceptible to factors not present in the traditional used car market, such as government mandates, electricity prices and the impact of entrants to the electric vehicle market as they attempt to gain market share. In addition, electric vehicles may not achieve wide consumer acceptance as a result of actual or perceived limitations on battery life or other concerns. New technologies, such as autonomous driving software, also have the potential to change the dynamics of car ownership in the future and could reduce the demand for both new and used cars. A decline in the volumes of new cars would result in a decline in the supply of used vehicles over time.

We evaluate thousands of potential cars to purchase daily using proprietary algorithms to determine appropriate appraisals based on a variety of factors including age, condition, consumer desirability and relative value as prospective inventory. Our failure to adjust appraisals to stay in line with broader market trends or failure to recognize those trends, could adversely affect our ability to acquire inventory. In addition, if our appraisals are too high, we may be unable to generate sufficient profit or any profit on the sale of our vehicles. Our ability to source vehicles could also be affected by competition, which may have the effect of increasing prices for and decreasing the availability of used vehicles.

 A reduction in the availability of suitable vehicle inventory for any of the above reasons, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business is dependent upon our ability to recondition and sell inventory expeditiously and efficiently

 Our purchases of vehicles are based in large part on projected consumer demand. If actual sales are materially less than we forecast, we would experience an over-supply of vehicle inventory. An over-supply of vehicle inventory will generally cause downward pressure on product sales prices and margins and increase our average days to sale. Vehicle inventory represents a significant portion of our total assets, accounting for £130.1 million, or approximately 25% of our total assets, as of June 30, 2023. Having such a large portion of total assets in the form of inventory for an extended period subjects us to depreciation, inflation and other risks that affect our results of operations. Vehicles can depreciate rapidly and therefore a failure to sell our inventory expeditiously or to recondition and deliver vehicles efficiently to customers could adversely impact our gross profit per unit. If we have excess inventory or our average days to sale increases, we may be unable to liquidate such inventory at prices that allow us to meet margin targets or to recover our costs, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

 Conversely if our customer demand exceeds our capacity to purchase and recondition our used vehicle inventory this could result in lower inventory levels, leading to lower conversion rates. Following the announcement of our Revised 2023 Plan, we have rationalized our footprint, including through reducing the number of vehicle preparation centers we operate. As a result of this reduction, our reconditioning capacity has declined and our operations may experience periods of inefficiency, which could have a negative impact on our gross profit per unit.

 Any disruption of our ability to recondition our vehicles in an expeditious and efficient manner could have a material adverse effect on our business, financial condition, results of operations and prospects.

Loss of, or disruption to, our Customer Centers or vehicle preparation centers could have a material adverse effect on our business, financial condition, results of operations and prospects

Following the announcement of the Revised 2023 Plan, we have rationalized our footprint and operate seven Customer Centers and four vehicle preparation centers, one of which handles vehicles for our Wholesale channel, in the UK as of June 30, 2023. We store our sale-ready inventory at and deliver vehicles from these locations. Our ability to deliver vehicles to customers is dependent on our operational infrastructure, particularly the efficient functioning of our Customer Centers and vehicle preparation centers as well as the services of third-party providers of vehicle reconditioning. Customer and vehicle preparation centers rely on inventory management and logistics technology. If this technology fails to operate correctly it could result in an interruption to or a significant diminishment in our ability to function until the technology is restored to working order, which could result in delays in deliveries to our customers, damage to our reputation and potentially a loss of customers or sales.

Our Customer Centers also provide support in organizing deliveries, managing servicing, MOTs and repairs, dealing with insurance and warranty claims and answering general queries, and vehicle preparation centers are used to recondition used cars prior to sale. If one or more of these Customer Centers or vehicle preparation centers were to suffer an interruption to their operations, we may have difficulty in replicating their services at one of our other centers. Such an interruption could have a substantial impact on our ability to recondition vehicles to our quality standards, fulfill customer orders or address our customers’ needs, which could result in damage to our reputation and potentially a loss of customers or sales.

Although we have established business continuity procedures designed to minimize the impact of any such disruption, including work from home procedures where necessary, those procedures may not be adequate or effective. We maintain insurance to cover material exposures and business interruption; however, the insurance coverage may not be sufficient and insurance proceeds may not be paid on a timely basis to us if any of our Customer Centers or vehicle preparation centers are unavailable for any extended period of time. As a result, any loss of or disruption to any of our Customer Centers or vehicle preparation centers may have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on key third-party suppliers for outsourced services to us as well as for value-added products to our customers, and we cannot control the quality or fulfilment of these products

Our operations are subject to a number of risks related to our reliance on key third-party suppliers, some of which are outside of our control, including: failure of a supplier to provide the required level of service or to comply with the terms of an agreement with us; interruption of operations or increased costs in the event that a supplier ceases its business due to insolvency or other unforeseen circumstances; failure of a supplier to comply with applicable legal and regulatory requirements or our policies; loss of confidence by suppliers in us as a result of the recent changes to our business; and difficulty in managing the workforce, labor unrest or other employment issues. This in turn, may affect our relationships with our customers and damage our reputation. In addition, we may incur liability to third parties as a result of the actions of our suppliers.

Outsourced services may cease to be provided, for example due to a contract period expiring or a contract being terminated, and there can be no guarantee that the chosen suppliers will be able to provide the functions for which they have been contracted. Although we may replace suppliers or decide to perform functions ourselves, we cannot ensure that such substitution can be accomplished in a timely fashion or without significant costs or disruption to our operations. Any failure of third-party suppliers to deliver the contracted services could have a material adverse effect on our business, financial condition, results of operations and prospects, particularly if a disruption occurs during peak trading periods.

We also offer value-added products to our customers through third-party service providers. As we utilize third-party service providers, we cannot control all of the factors that might affect the quality and fulfilment of these services and products, including (i) lack of day-to-day control over the activities of third-party service providers, (ii) that such service providers may not fulfil their obligations to us or our customers or may otherwise fail to meet expectations and (iii) that such service providers may terminate their arrangements with us on limited or no notice or may change the terms of these arrangements in a manner unfavorable to us or our customers for reasons outside of our control. Such providers also are subject to local and national regulations and any failure by such third-party service providers to comply with applicable legal requirements could cause us financial or reputational harm.

In addition, we rely on third-party lenders to finance our customers’ vehicle purchases. To the extent that our finance customers have a higher-than-expected default rate, this may affect our ability to agree on customer financing with third-party lenders on acceptable terms or at all. Moreover, we receive commissions and fees from these third-party service providers in connection with finance, service and insurance products purchased by our customers. A portion of the commissions and fees we receive on such products is subject to chargebacks in the event of early termination, default or prepayment of the contracts by end-customers, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Our revenues and results of operations are partially dependent on the actions of these third parties. If one or more of these third-party service providers cease to provide these services or products to our customers, tighten their credit standards or otherwise provide services to fewer customers or are no longer able to provide them on competitive terms, any of these could have a material adverse effect on our business, revenues and results of operations. If we are unable to replace the current third-party providers upon the occurrence of one or more of the foregoing events, it could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, disagreements with such third-party service providers could require or result in costly and time-consuming litigation or arbitration.

We rely on our own logistics to transport our vehicle inventory. Thus, we are subject to business risks and costs associated with the transportation industry

We rely on our own logistics to transport vehicles from the site of purchase to vehicle preparation centers, then to our Customer Centers and/or then directly to our customers. As a result, we are exposed to risks associated with transportation, such as weather, traffic patterns, gasoline prices, cost inflation, supply chain delays, labor shortages at transportation providers and warehouses, recalls affecting our vehicle fleet, local and national regulations, insufficient internal capacity, rising prices of external transportation vendors, taxes, license and registration fees, insurance premiums, difficulty in recruiting and retaining qualified drivers, disruption of our technology systems and increasing equipment and operational costs. In addition, events related to political instability, or threatened or actual acts of terrorism and security concerns, may pose challenges to our logistics and fulfilment processes.

Our transportation costs may increase as carriers have increased prices. We are also exposed to the risks of vehicular crashes, which may result in serious injury to or loss of life of an employee or third party. Our failure to successfully manage our logistics and fulfilment process could cause a disruption in our inventory supply chain and distribution, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In 2023, we sought to make our logistics networks more efficient through the closure of certain of our vehicle preparation and Customer Centers and further headcount reductions. As part of this we have reduced the number of vehicle preparation centers we operate to four and the number of Customer Centers we operate to seven. There can be no guarantee that these closures, reduced headcount and transport divestitures will lead to the desired efficiencies or reduced operating costs.

Our business is sensitive to conditions affecting automotive manufacturers, including manufacturer recalls and potential financial issues

Adverse conditions affecting one or more automotive manufacturers, including financial issues, could have a material adverse effect on our business, financial condition, results of operations and prospects and could impact the supply of vehicles. Manufacturer recalls are a common occurrence that have accelerated in frequency and scope in recent years. Recalls and the increased regulatory scrutiny surrounding selling used vehicles with open safety recalls could adversely affect used vehicle sales or valuations, could cause us to temporarily remove vehicles from inventory, could force us to incur increased costs and could expose us to litigation and adverse publicity related to the sale of recalled vehicles, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Vehicles in our inventory may be stolen, damaged or destroyed before they can be sold

As of June 30, 2023, the value of our overall inventory amounted to £130.1 million. Given the size of this inventory, we require significant space to store our cars. To this end, we have in the past, and may in the future, enter into short-term agreements with third-party logistics partners to handle the storage of some of our cars. We have limited control over the third-party partners and cannot guarantee that cars in our inventory will be properly protected (e.g., against theft or vandalism).

In addition, given that our cars are typically stored in unroofed parking lots, force majeure events such as flooding, fires or hail may affect a large number of our cars. This type of parking lot also has an increased risk of theft or vandalism. Furthermore, electric vehicles in our inventory have in the past and could in the future catch fire and cause damage to surrounding inventory. While we take measures to minimize these risks, such events may cause us to incur large, uninsured damages, deprive us of a significant portion of our inventory and reduce customer satisfaction if we cannot deliver sold cars. While we carry insurance for our vehicles, the insurance coverage may not be sufficient.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Fraudulent behavior of sellers or purchasers of our cars or an inability to correctly assess their creditworthiness may adversely affect our business

We source a large number of used cars. While we run provenance checks on the vehicles we purchase, we have in the past, and may in the future, purchase cars that have been stolen, altered, sourced from salvage or sold with outstanding finance attached. Criminals attempting fraudulent sales tend to be sophisticated, presenting us with fake identities, forged car documentation (e.g., a fake registration document and vehicle registration, or obtaining such documentation by submitting false information to the relevant governmental agencies) or altered vehicles (e.g. by changing the odometer reading). Buying stolen or altered cars or cars with outstanding finance may result in writing down the vehicle and selling it at a loss, increased legal fees and expenses, fines and increased insurance costs. Any of the foregoing could have an adverse effect on our brand, reputation and ability to attract customers.

When deciding whether to provide financing services to consumers, we assess their creditworthiness by relying, among other things, on the assessments of third-party credit agencies. There is, however, no guarantee that the systems of these agencies will function properly or that there are no gaps or errors in their assessment. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may experience significant returns of cars sold

Our terms and conditions give consumers who purchase cars the right to return such cars within a period of seven days from delivery and to receive full refunds, assuming they have driven no more than a stated maximum amount of miles and provided the car is undamaged. Furthermore, as an online seller we are required to offer returns in the first 14 days from delivery. In the six months ended June 30, 2023, the return rate for cars sold amounted to 8.1%. Returning cars is more cost-intensive than returns for other goods sold online due to the size and weight of vehicles. If we face high levels of returns (e.g., due to customers being dissatisfied with their car or customer service) we may incur significant costs, including costs in relation to handling such returns, as well as further complications to our operations.

In addition, we typically purchase cars ‘as is’ based on the details provided and we assume responsibility for any defects these cars may have, assuming they were not previously disclosed by the seller. Defects in purchased vehicles can lead to increased reconditioning costs and reduced flow through our vehicle preparation centers, which can impact the number of cars available for sale. We also sell cars through our wholesale channel and, in the case where these cars have defects that have not been disclosed, we may be required to compensate the purchaser or take back the deficient vehicle, which may result in significant transport costs, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our inability to obtain affordable insurance on our inventory may materially adversely affect our financial condition and results of operations

We rely on inventory insurance to protect against catastrophic losses of our inventory. There is no guarantee that we will continue to be able to insure our inventory at affordable rates, or at all, through outside insurers. If we are unable to purchase affordable insurance, we may have to self-insure, reducing our ability to make other investments in our business and exposing us to financial risk. In addition, our inability to insure our inventory through an outside insurer, or to adequately self-insure, may adversely impact our ability to finance inventory purchases.

We are exposed to risks in connection with product-related warranties as well as the provision of services, which may be costly

We provide a free 90-day warranty and offer extended warranty, insurance and service plans to our customers. There is a risk that, relative to the warranties and insurance and service plans provided, the calculated product prices and the provisions for our warranty and insurance and service risks have been set, or will in the future be set, too low. There is also a risk that we may be required to extend the applicable warranty period originally granted or to provide services as a courtesy or for reasons of reputation where we are not legally obliged to do so, and for which we will generally not be able to assert claims in recourse against suppliers or insurers. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to many hazards and operational risks, including accidents or incidents relating to health, safety and the environment at our Customer Centers and vehicle preparation centers, that may disrupt our business, which could have a material adverse effect on our business, financial condition and results of operations

Our operations are subject to many hazards and operational risks inherent to our business, including accidents or incidents relating to health, safety and the environment at our Customer Centers and vehicle preparation centers. Our reconditioning operations may expose us to safety risks, including environmental risks and health and safety hazards to our employees or third parties. Any significant interruption due to any of the above hazards at one of our primary facilities could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are also exposed to hazards and operational risks associated with transportation, such as vehicular crashes, which may result in serious injury to or loss of life of an employee or third party. See “— We rely on our own logistics to transport our vehicle inventory. Thus, we are subject to business risks and costs associated with the transportation industry” above.

Any accidents or incidents relating to health, safety and the environment could result in reputational harm and could diminish confidence in our brand and business model. Moreover, our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks and we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, insurance may not continue to be available on terms as favorable as our current arrangements and certain risks related to breaches of health and safety may not be insurable.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Natural disasters, unusual weather conditions, epidemic outbreaks, global health crises, terrorist acts and political events could disrupt our business

The occurrence of one or more natural disasters such as tornadoes, hurricanes, fires, floods and earthquakes, unusual weather conditions, epidemic or pandemic outbreaks, terrorist attacks, trespassing, vandalism or disruptive political events in regions where we operate or where our third-party contractors’ and suppliers’ facilities are located, could adversely affect our business. Natural disasters including floods, hurricanes and earthquakes may damage our facilities or those of our suppliers, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Severe weather, such as rainfall, snowfall or extreme temperatures, may impact our ability to transport and deliver vehicles, thereby reducing our sales and profitability. We have in the past, and may in the future, be subject to trespassing and vandalism, which can impact our operations by, among other things, causing delays in operations to implement repairs, costs associated with repairs and increased security costs. Terrorist attacks, actual or threatened acts of war or the escalation of current hostilities, or any other military or trade disruptions impacting our domestic or foreign suppliers of components of our vehicles, may impact our operations by, among other things, causing supply chain disruptions and increases in commodity prices, which could adversely affect our raw materials or transportation costs. These events also could cause or act to prolong an economic recession or depression, such as the business disruption and related financial impact that resulted from the COVID-19 pandemic. To the extent these events also impact one or more of our suppliers or contractors or result in the closure of any of their facilities or our facilities, we may be unable to maintain delivery schedules or provide other support functions to our customers. In addition, the disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans and, more generally, any of these events could cause consumer confidence and spending to decrease, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to the Ownership of our Securities, the Law of the Cayman Islands and Provisions of our Memorandum and Articles of Association

If our business and results of operations do not meet the expectations of investors, shareholders or financial analysts, the market price of our securities may decline

If our business, financial condition, results of operations and prospects do not meet the expectations of investors or securities analysts, the market price of our securities may decline. Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In these circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

●	actual or anticipated fluctuations in our financial results (including in connection with the implementation of our marketplace business model) or the financial results of companies perceived to be similar to us;

●	changes in the market’s expectations about our operating results;

●	the successes of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	our ability to achieve the expected benefits of the Transactions and the transition to a marketplace business model;

●	changes in financial estimates and recommendations by securities analysts concerning us or the industry in which we operate;

●	operating and share price performance of other companies that investors deem comparable to us;

●	our ability to market new and enhanced products on a timely basis;

●	changes in laws and regulations affecting our business;

●	the commencement of, or involvement in, litigation;

●	changes in our capital structure, such as future issuances of securities, the impact of the Reverse Stock Split (defined below), or the incurrence of additional debt;

●	the volume of our Class A ordinary shares available for public sale;

●	any major change in our board or management;

●	sales of substantial amounts of our securities by our directors, executive officers or significant shareholders, or the perception that such sales could occur;

●	general economic and political conditions such as recessions, interest rates, inflation, fuel prices, international currency fluctuations and acts of war or terrorism;

●	inability to raise new capital when needed on acceptable terms; and

●	material changes to commercial terms with our suppliers and partners.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and the NYSE, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to us could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management’s attention. In addition, you should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the prices of our securities could decline substantially. Such price declines could occur even when we have met any previously stated revenue or earnings forecasts that we may provide.

The NYSE may delist our Class A ordinary shares at any time if they determine that we are not in compliance with the NYSE listing standards, and our Board could decide to voluntarily delist our Class A ordinary shares beginning March 20, 2024, which could limit investors’ ability to transact in our securities, and subject us to additional trading restrictions

Our Class A ordinary shares are listed on the NYSE. Although we were able to meet their initial listing requirements, we may be unable to maintain the listing of our Class A ordinary shares in the future.

We received a notice on July 15, 2022 from the NYSE that we were not in compliance with the continued listing standards set forth in Rule 802.01C of the NYSE Continued Listing Manual (the “NYSE Manual”) that require listed companies to maintain an average closing share price of at least $1.00 over a consecutive 30 trading-day period. We remedied this deficiency by implementing a share consolidation in February 2023.

We received a notice on September 19, 2023 from the NYSE that we were not in compliance with Rule 802.01B of the NYSE Manual, which provides that a company will be considered to be below compliance if (i) its average global market capitalization over a consecutive 30 trading-day period is less than $50 million and its published stockholders’ equity is less than $50 million and/or (ii) its average global market capitalization over a consecutive 30 trading-day period is less than $15 million. In addition, under Rule 802.01B of the NYSE Manual the NYSE may commence delisting procedures when a company’s listed securities experience an abnormally low selling price. On November 22, 2023, we submitted our plan to cure the deficiency and restore our compliance with the NYSE continued listing standards within the required timeframe by pursuing measures that are in the best interests of the Company, our shareholders and other stakeholders. On January 9, 2024, the NYSE accepted our plan submission and notified us that we have made a reasonable demonstration of an ability to conform to the relevant standards within 18 months. There can be no assurance that our plan will be successful and enable us to retain compliance. On March 5, 2024, we notified the NYSE of our plan to transition to a marketplace business model. We have not had any substantive discussions with the NYSE on our plan to transition to a marketplace business model.

On September 28, 2023, we received the Trading Standards Notice from the NYSE that we are not in compliance with the continued listing standards set forth in Rule 802.01C of the NYSE Manual because the average closing price of our Class A ordinary shares over a consecutive 30 trading-day period was less than $1.00. Pursuant to Rule 802.01C, we have a period of six months following the receipt of the Trading Standards Notice to regain compliance with the minimum average closing price requirement. In accordance with the NYSE Manual, we notified the NYSE within 10 business days of receipt of the Trading Standards Notice of our intent to cure the deficiency. We can regain compliance with the minimum average closing price requirement at any time during the six-month cure period if, on the last trading day of any calendar month during the cure period our Class A ordinary shares have a closing price of at least $1.00 and an average closing price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. If at the expiration of the six-month cure period we have not regained compliance with Rule 802.01C, the NYSE will commence suspension and delisting procedures. In connection with the Transactions, the Board approved a consolidation of the Company’s issued and unissued share capital at a ratio of 1-for-100 (the “Reverse Stock Split”). The Class A ordinary shares began trading on a split-adjusted basis on Wednesday, December 6, 2023. The Reverse Stock Split cured the minimum average closing price deficiency. However, there can be no assurance that our Class A ordinary shares will continue to trade above the minimum $1.00 average closing price going forward. As of March 6, 2024, the average closing price of our Class A ordinary shares over a consecutive 30 trading-day period was more than $1.00.

In addition, our Board could determine to voluntarily delist our Class A ordinary shares. Under the terms of the Transaction Support Agreement, we will only be required to undertake commercially reasonable efforts to maintain the NYSE listing (or a listing on Nasdaq or other reputable international stock exchange) for our Class A ordinary shares until March 20, 2023. As previously disclosed, pursuant to the New Registration Rights Agreement, on March 1, 2024 the Company notified the parties to the New Registration Rights Agreement that it may elect to voluntarily delist its Class A ordinary shares and we may seek to deregister its Class A shares and warrants under the Exchange Act. Accordingly, there is no assurance that the Board will maintain a listing of the Class A ordinary shares, and therefore shareholders may not be able to trade the Class A ordinary shares, including any Class A ordinary shares issuable upon exercise of the New Warrants, and the Class A ordinary shares and the New Warrants may lose most or all of their value.

If the NYSE subsequently suspends from trading or delists our Class A ordinary shares, or we voluntarily delist our Class A ordinary shares, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A ordinary shares;

●	reduced liquidity for our Class A ordinary shares;

●	determination that our Class A ordinary shares are a “penny stock” which will require brokers trading our Class A ordinary shares to provide a statement explaining why they have determined that penny stocks are a suitable investment for the investor, resulting in a reduced level of trading of our Class A ordinary shares;

●	a limited amount of, or no, news and analyst coverage; and

●	a decreased ability to issue additional Class A ordinary shares or obtain additional financing in the future.

If securities analysts do not publish research or reports about our business or if they downgrade our Class A ordinary shares or our industry, our share price and trading volume could decline

The trading market for our Class A ordinary shares relies in part on the research and reports that industry or financial analysts publish about our business. We do not control these analysts. If one or more of the analysts who do cover us downgrade our Class A ordinary shares or industry, or the shares of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our Class A ordinary shares could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline.

Future resales of our Class A ordinary shares, or Class A ordinary shares issuable upon the exercise of our warrants or issuable upon the exercise of outstanding stock options or other stock options or other equity securities which may be issued in the future, may cause the market price of our Class A ordinary shares to drop significantly, even if our business is doing well

The sale or possibility of sale of our Class A ordinary shares, or Class A ordinary shares issuable upon the exercise of our warrants or issuable upon the exercise of outstanding stock options or other stock options or other equity securities which may be issued in the future, could have the effect of increasing the volatility in the value of our Class ordinary shares or putting significant downward pressure on the price of our Class A ordinary shares.

We may issue additional Class A ordinary shares or other equity or equity-linked securities, which would dilute the interests of our shareholders and may depress the market price of our Class A ordinary shares

We may issue additional Class A ordinary shares or other equity or equity-linked securities in the future in connection with, among other things, future capital raising and transactions and future acquisitions, without shareholder approval in many circumstances.

We may also issue additional Class A ordinary shares upon exercise of our warrants and/or issue new equity securities in connection with the MIP. The New Warrants will become exercisable when our equity value reaches or exceeds certain amounts. To the extent such New Warrants are exercised, additional Class A ordinary shares will be issued, which will result in dilution to the then-holders of Class A ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such New Warrants may be exercised could adversely affect the market price of our Class A ordinary shares. Any resale of a significant number of New Shares, or the perception that such resale could occur, could adversely affect the market price of our Class A ordinary shares.

Our issuance of additional Class A ordinary shares or other equity or equity-linked securities would have the following effects:

●	our shareholders’ proportionate ownership interest in us may decrease;

●	the amount of cash available per share, including for payment of dividends in the future, may decrease;

●	the relative voting power of each previously outstanding Class A ordinary share may be diminished; and

●	the market price of our Class A ordinary shares may decline.

Any future issuances of our Class A ordinary shares may be dilutive to current holders of Class A ordinary shares and negatively impact the value of your investment.

Fluctuations in operating results, quarter to quarter earnings and other factors, including incidents involving customers and negative media coverage, may result in significant decreases in the price of our securities

The stock market experiences volatility that is often unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of our Class A ordinary shares and, as a result, there may be significant volatility in the market price of our Class A ordinary shares. In addition, the price of our securities could fluctuate significantly for various reasons, many of which are outside our control, such as our performance, large purchases or sales of the Class A ordinary shares, legislative changes and general economic, political or regulatory conditions. Separately, if we are unable to achieve profitability in line with investor expectations, the market price of our Class A ordinary shares will likely decline when it becomes apparent that the market expectations may not be realized.

In addition to operating results, many economic and seasonal factors outside of our control could have an adverse effect on the price of our Class A ordinary shares and increase fluctuations in our results. These factors include certain of the risks discussed herein, operating results of other companies in the same industry, changes in financial estimates or recommendations of securities analysts, speculation in the press or investment community, negative media coverage or risk of proceedings or government investigation, change in government regulation, foreign currency fluctuations and uncertainty in tax policies, the possible effects of war, terrorist and other hostilities, other factors affecting general conditions in the economy or the financial markets or other developments affecting the vehicle industry.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by the Articles, the Companies Act and the common law of the Cayman Islands. We are also subject to the federal securities laws of the United States. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

We have been advised by Maples and Calder, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Board or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

We do not currently intend to pay dividends on our Class A ordinary shares and, consequently, a shareholder’s ability to achieve a return on its investment will depend on appreciation in the price of our Class A ordinary shares

We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as our board of directors deems relevant. As a result, a shareholder’s ability to achieve a return on their investment in our Class A ordinary shares will depend on appreciation in the price of our Class A ordinary shares.

Provisions in our Articles may inhibit a takeover of the Company, which could limit the price investors might be willing to pay in the future for our Class A ordinary shares and could entrench management

Our Articles currently contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions currently include that the Board is classified into three classes of directors. As a result, in most circumstances, a person can gain control of the Board only by successfully engaging in a proxy contest at two or more annual general meetings. Our authorized but unissued Ordinary Shares and preference shares will be available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares and preference shares could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer or otherwise that could involve the payment of a premium over prevailing market prices for our Class A ordinary shares. The Board and the holders of the New Notes (who own 92% of our Class A ordinary shares) could act to amend the Articles, resulting in the modification or removal of one or more of the foregoing provisions and/or the addition of further provisions that discourage a takeover of the Company.

We are a foreign private issuer, and as such are exempt from certain provisions of U.S. securities laws applicable to U.S. domestic public companies

Because we qualify as a foreign private issuer, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act related to short-swing profit disgorgement and the disclosure of beneficial ownership of directors, executive officers and 10% or greater shareholders; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we have been publishing certain quarterly financial information as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we generally are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards applicable to U.S. domestic companies; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards

We are considered a foreign private issuer as such term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). The NYSE rules generally permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

Among other things, we are not required to: (i) have a majority of the Board be independent; (ii) have a compensation committee consisting entirely of independent directors; (iii) have a nominating and corporate governance committee consisting entirely of independent directors; (iv) obtain shareholders’ approval for issuance of securities in certain situations; or (v) have regularly scheduled executive sessions with only independent directors each year. We may continue to follow our home country’s corporate governance practices as long as we remain a foreign private issuer. As a result, our securityholders will not have the benefit of all of the NYSE corporate governance rules that apply to U.S. domestic companies.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to Cazoo on June 30, 2024.

In the future, we would lose our foreign private issuer status if both (1) a majority of our shareholders are U.S. residents, and (2) either (a) a majority of our directors or executive officers are U.S. citizens or residents, (b) more than 50% of our assets are located in the United States or (c) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to prepare our financial statements in compliance with U.S. GAAP rather than IFRS as adopted by the IASB. In addition, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders would become subject to the related to short-swing profit disgorgement and the disclosure of beneficial ownership of directors, executive officers and 10% or greater shareholders. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on the NYSE that are available to foreign private issuers.